

AEGEAN MARINE PETROLEUM NETWORK
2010 Annual Report

Corporate Profile

"Aegean Marine Petroleum Network Inc. is a leading international marine fuel logistics company that markets and physically supplies refined marine fuel and lubricants to ships in port and at sea. The Company procures product from various sources, including oil producers and traders and resells to a diverse group of customers across all major commercial shipping sectors and leading cruise lines. Aegean has a presence in more than 17 markets worldwide including Vancouver, Montreal, Mexico, Jamaica, Trinidad and Tobago, West Africa, Gibraltar, U.K., Northern Europe, Piraeus, Patras, the United Arab Emirates, Singapore, Morocco, the Antwerp-Rotterdam-Amsterdam (ARA) region, Las Palmas, and Cape Verde, and is committed to building a brand that is recognized for quality, service and reliability around the globe."



Financial Highlights

(all amounts in USD thousands unless otherwise stated)	2010	2009	2008	2007	2006
Sales of marine petroleum products	**4,954,599**	2,449,445	2,768,067	1,345,849	790,657
Cost of marine petroleum products sold (exclusive of items shown separately below)	**4,723,723**	2,266,960	2,594,443	1,251,712	728,637
Voyage and other revenues	**17,036**	21,515	9,905	7,024	13,155
Salaries, wages and related costs	**67,378**	47,708	41,666	24,363	12,871
Depreciation and amortization	**27,898**	21,678	16,557	9,597	5,924
Other operating expenses	**110,810**	75,398	73,157	39,403	25,920
Operating income	**41,826**	59,216	52,149	30,798	30,460
Net interest expense	**17,320**	10,209	11,876	1,483	4,231
Other non-operating expenses (income)	**5,773**	(482)	358	1,577	2,004
Net income	**18,733**	48,525	39,915	27,738	24,225
Basic earnings and diluted EPS	**0.40**	1.13	0.94	0.65	0.84
Sales volume of marine fuel (metric tons)	**10,308,210**	6,192,755	5,200,256	3,437,269	2,367,289
Number of markets, end of period	**16**	14	11	6	5
Number of owned and operational bunkering tankers, end of period	**52**	40	30	17	12
Number of owned and operational storage facilities, end of period	**8**	5	5	2	1


Sales Volume of Marine Fuel
(metric tons, in thousands)
'06
2,367
'07
3,437
'08
5,200
'09
6,193
'10
10,308


Number of Markets
(end of period)
5
6
11
14
16


Number of Owned and
Operational Bunkering Tankers
(end of period)
12
17
30
40
52



Chairman's Letter

In what was a challenging year for the maritime industry, Aegean Marine Petroleum Network Inc. successfully expanded its global presence and significantly increased sales volumes. Aegean ended the year with net income of $18.7 million and continues to take decisive steps to develop its global operations and improve future profitability. With a vertically integrated energy logistics chain and significant financial flexibility, Aegean remains well positioned to capitalize on the positive long-term industry fundamentals and emerge from the current downturn as a stronger company.

Global Platform

Since going public in December 2006, Aegean has maintained its focus on developing a global platform for the supply and delivery of marine fuel. In 2010, we acquired Verbeke Bunkering N.V., a leading physical supplier of marine fuel in the vast Antwerp-Rotterdam-Amsterdam, or ARA, region. With this strategic acquisition, we significantly increased sales volumes and solidified our presence in the world's second largest bunkering market.

We further expanded our global full-service platform with the acquisition of the Shell Las Palmas Terminal in the Canary Islands. This terminal serves as a main bunkering location for a diverse group of ship operators along major trans-Atlantic seaborne trade routes. The terminal includes on-site blending facilities, a lubricants plant and in-land storage facilities, all of which enable Aegean to better serve its diverse base of end-users.

Strong Capital Structure

The substantial growth highlighted above would not have been possible without a strong financial foundation. In 2010, we secured new credit facilities with global lending institutions under favorable terms, increasing our total working capital credit facilities to more than $700 million, and positioning the Company favorably in a dynamic marketplace.

Outlook for 2011

Aegean enters 2011 in a strong position to solidify its industry leading brand and drive future results through initiatives focused on profitably increasing sales volumes, reducing costs and enhancing the Company's fleet utilization.

Aegean enters 2011 in a strong position to solidify its industry leading brand and drive future results.

In early 2011, we commenced operations in Cape Verde, a strategic commercial hub located off the coast of Western Africa. Based on our success in expanding the Company's global service network, Aegean now serves 17 markets covering more than 40 ports worldwide, compared to 5 markets at the time of our IPO. In 2011, we plan to enter two additional markets with strong growth potential.

In addition to once again increasing our global presence, we expect to take delivery of the five remaining double-hull bunkering tanker newbuildings in our fully financed newbuilding program. Since going public, Aegean has taken delivery of 27 double-hull bunkering tanker newbuildings enhancing our leading competitive position and significantly strengthening our global logistics platform. With the completion of our newbuilding program, combined with our entry into new and attractive markets, we expect to increase the utilization for our modern delivery fleet and generate significant operating leverage.

In Appreciation of a Dedicated Team

Aegean's accomplishments during a challenging year in the industry can be attributed directly to the hard work and dedication of our employees. I would like to thank our entire team for their efforts in delivering service that adheres to the highest standards. I would also like to express my appreciation to our customers, shareholders and bankers for their continued support.

Peter C. Georgiopoulos
Chairman



President's Letter

Aegean Marine Petroleum Network Inc. made strong progress in 2010, increasing its global presence in the physical supply of marine fuel and expanding into new vertical markets that complement our core operations. In accomplishing these important objectives, we enhanced our ability to meet the demand for our integrated services from procurement to delivery and strengthened our long-term earnings potential.

Following the strategic acquisition of Verbeke Bunkering N.V. in early 2010, management has been successfully integrating Verbeke's operations with our Belgium-based subsidiary, Bunkers at Sea, which we acquired in 2007. By sharing resources and utilizing our significant working capital base, we seek to profitably increase our market share in the broad ARA region that has considerable ship traffic.

In maintaining our commitment to expand our global reach and meet the needs of our customers worldwide, we also acquired the Shell Las Palmas Terminal. This terminal serves as a main bunkering port along major trans-Atlantic seaborne trade routes and provides our Company with an attractive opportunity to establish a leading presence in the Canary Islands. As we have in the past, we continue to look for opportunities to leverage our extensive customer relationships to enhance our growth prospects upon entering new markets.

Additionally, the Shell Las Palmas Terminal includes in-land storage facilities that complement our new onshore storage facilities under development in the UAE, Jamaica, and Tanger Med, where we maintain the exclusive storage rights. By capitalizing on the increasing demand for onshore storage, we expect to increase our purchasing power for marine fuel and generate significant incremental income by leasing storage space to third parties.

And finally, we continue to achieve notable progress in marketing and distributing marine lubricants. We currently provide this value-added service to more than 450 ports in 40 countries, further strengthening Aegean's leading reputation in fulfilling its customers' energy needs.

As we progress through 2011, we remain focused on continuing to strengthen our brand as an independent supplier of marine fuel on a worldwide basis while taking steps to further improve our operations and grow profits over the long-term. During this time, we will not waiver in our commitment to operational excellence, a hallmark of Aegean's success since inception. I would like to thank all of our employees for their continued dedication to meeting this critical objective for the benefit of the Company and its customers.

E. Nikolas Tavlarios
President



Chief Financial Officer's Letter

In 2010, despite a challenging credit market, Aegean Marine Petroleum Network Inc. secured new credit facilities and expanded existing credit facilities to an aggregate of $185 million with leading banks including BNP Paribas, the Royal Bank of Scotland and HSH Nordbank, ABN, AMRO, Deutsche Bank NY, Dexia, KBC, BNP-Fortis, and others. By strengthening our funding sources with a diverse group of lenders, we have increased our total working capital credit facilities to more than $700 million. Going forward, we will continue to work closely with global lending institutions with the goal of further expanding our credit facilities under favorable terms.

Aegean also completed a $147.1 million share offering during 2010, underscoring the ongoing support we have received from the capital markets. The Company's proven access to capital provides a distinct competitive advantage, enabling Aegean to effectively manage rising marine fuel prices and procure large quantities of supply at competitive rates. Our strong liquidity position and continued support from our core lenders will also help Aegean take advantage of additional opportunities that meet management's strict return criteria.

As we continue to increase our financial flexibility in support of the Company's growth initiatives, we remain committed to driving future results. After posting net income of $18.7 million in 2010, we intend to build upon this performance by increasing our fleet utilization and improving our cost structure. Specifically, we intend to monetize certain non-core assets and redeploy bunkering tankers from their current locations to other markets in our global network with greater profit potential. Complementing these efforts, we expect to increase the Company's voyage revenues to ensure a level of stability in our results.

I would like to thank our finance team and acknowledge their continuous efforts to ensure Aegean's financial reporting meets the highest level of integrity and transparency.



Spyros Gianniotis
Chief Financial Officer


SYROS
PAXOI

Aegean Marine Petroleum Network Inc. was founded with the specific goal of becoming a globally integrated marine fuel services provider that delivers safe, reliable service and quality products to all of its customers around the globe.

Developing Strong Customer Relationships

Every stage in the supply and delivery of marine fuel requires careful management and sophisticated logistical coordination. It is a highly dynamic process which demands expertise and professionalism at every level of the supply chain. Aegean Marine Petroleum Network Inc. was founded with the specific goal of becoming a globally integrated marine fuel services provider that delivers safe, reliable service and quality products to all of its customers around the globe.

In pursuit of that goal Aegean has expanded to serve 17 markets and over 40 ports worldwide. In 2010, Aegean expanded into the Antwerp-Rotterdam-Amsterdam region, the world's second largest bunkering market, with the acquisition of Verbeke Bunkering N.V. Aegean further expanded in 2010 with the acquisition of the Shell Las Palmas Terminal, a main bunkering port for a diverse group of ship operators along major transatlantic trade routes. A presence in these major markets and along key trade routes allows Aegean to leverage the customer relationships that are an essential part of its ongoing success.

In response to the changing landscape of the marine fuel industry, Aegean has also taken steps to meet the increasing demand for the onshore storage of marine fuel. Onshore storage facilities provide important strategic benefits that will enable Aegean to better serve the needs of its diverse, global customer base. During the second half of 2011, the Company plans to commence operations at the Tanger Med facility in Morocco where it maintains exclusive rights. Aegean is also developing additional onshore storage facilities in the UAE and Jamaica. These three new facilities complement Aegean's existing in-land storage facilities and provide the Company with the flexibility to meet the changing demands of the marine fuel marketplace.

At each service center and in every port that Aegean serves, the Company's primary focus is to ensure that its customers receive quality marine fuel products in a safe and timely fashion. With a young and modern fleet, integrated service capability and sophisticated logistical support systems, Aegean is well positioned to react to the dynamic marine fuel marketplace and continue delivering the quality, reliability and service its customers have come to expect around the world.



2010 Financial & Corporate Information



CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Aegean Marine Petroleum Network Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "anticipate," "believe," "expect," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Important assumptions relating to the forward-looking statements include, among other things, assumptions regarding demand for our products, the cost and availability of refined marine fuel from suppliers, pricing levels, the timing and cost of capital expenditures, competitive conditions, and general economic conditions. These assumptions could prove inaccurate. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these assumptions and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include: our future operating or financial results; our future payment of dividends and the availability of cash for payment of dividends; our ability to retain and attract senior management and other key employees; our ability to manage growth; our ability to maintain our business in light of our proposed business and location expansion; our ability to obtain double hull bunkering tankers given the scarcity of such vessels in general; the outcome of legal, tax or regulatory proceedings to which we may become a party; adverse conditions in the shipping or the marine fuel supply industries; our ability to retain our key suppliers and key customers; our contracts and licenses with governmental entities remaining in full force and effect; material disruptions in the availability or supply of crude oil or refined petroleum products; changes in the market price of petroleum, including the volatility of spot pricing; increased levels of competition; compliance or lack of compliance with various environmental and other applicable laws and regulations; our ability to collect accounts receivable; changes in the political, economic or regulatory conditions in the markets in which we operate, and the world in general; our future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses; our failure to hedge certain financial risks associated with our business; uninsured losses; our ability to maintain our current tax treatment; our failure to comply with restrictions in our credit agreements; increases in interest rates; and other important factors described from time to time in our U.S. Securities and Exchange Commission filings.

SELECTED FINANCIAL DATA

Please note: Throughout this report, all references to "we," "our," "us" and the "Company" refer to Aegean Marine Petroleum Network Inc. and its subsidiaries. We use the term deadweight ton, or dwt, in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Unless otherwise indicated, all references to "dollars" and "$" in this report are to, and amounts are presented in, U.S. dollars.

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars, except for share and per share data which are presented in U.S. dollars)				
INCOME STATEMENT DATA:					
Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	**4,954,599**
Voyage revenues	11,639	5,758	1,379	9,044	**7,261**
Other revenues	1,516	1,266	8,526	12,471	**9,775**
TOTAL REVENUES	803,812	1,352,873	2,777,972	2,470,960	**4,971,635**
Cost of marine petroleum products sold (exclusive of items shown separately below)	728,637	1,251,712	2,594,443	2,266,960	**4,723,723**
Salaries, wages and related costs	12,871	24,363	41,666	47,708	**67,378**
Depreciation	4,240	6,373	12,604	16,792	**21,092**
Amortization of drydocking costs	1,684	3,172	3,640	4,574	**5,805**
Amortization of finite lived intangibles	—	52	313	312	**1,001**
Management fees	223	54	—	—	**—**
(Gain)/loss on sale of vessel	—	(2,693)	—	(4,094)	**1,540**
Other operating expenses	25,697	39,042	73,157	79,492	**109,270**
OPERATING INCOME	30,460	30,798	52,149	59,216	**41,826**
Write-off of deferred offering costs(1)	(1,588)	—	—	—	**—**
Interest and finance costs	(5,207)	(3,473)	(12,377)	(10,255)	**(17,351)**
Interest income	976	1,990	501	46	**31**
Foreign exchange gains (losses), net	(414)	(1,569)	1,521	(329)	**(3,612)**
Income taxes	(2)	(8)	(1,879)	(153)	**(2,161)**
NET INCOME	24,225	27,738	39,915	48,525	**18,733**
Basic earnings per share(2)	0.84	0.65	0.94	1.13	**0.40**
Diluted earnings per share(2)	0.84	0.65	0.94	1.13	**0.40**
Weighted average number of shares, basic(2)	28,954,521	42,417,111	42,497,450	42,579,187	**46,295,973**
Weighted average number of shares, diluted(2)	28,954,622	42,505,704	42,625,801	42,644,448	**46,445,499**
Dividends declared per share(2)	0.14	0.04	0.04	0.04	**0.04**

	As of and for the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars, unless otherwise stated)				
BALANCE SHEET DATA:					
Cash and cash equivalents	82,425	1,967	46,927	54,841	**86,499**
Total assets	315,877	566,957	641,907	967,345	**1,339,835**
Total debt	33,496	208,031	253,621	401,037	**624,698**
Total liabilities	100,878	323,232	356,904	632,288	**869,472**
Total stockholders' equity	214,999	243,725	285,003	335,057	**470,363**
OTHER FINANCIAL DATA:					
Gross spread on marine petroleum products[3]	62,020	89,671	160,963	176,498	**218,533**
Gross spread on lubricants[3]	455	536	1,298	2,755	**2,221**
Gross spread on marine fuel[3]	61,565	89,135	159,665	173,743	**216,312**
Gross spread per metric ton of marine fuel sold (U.S. dollars)[3]	26.0	25.9	30.7	28.1	**21.0**
EBITDA[4]	34,382	38,826	70,227	80,565	**66,112**
Net cash provided by (used in) operating activities	17,064	(128,128)	136,737	(61,353)	**(64,626)**
Net cash (used in) investing activities	(55,190)	(124,692)	(135,667)	(75,230)	**(169,003)**
Net cash provided by financing activities	112,949	172,362	43,890	144,497	**265,287**
OPERATING DATA:					
Sales volume of marine fuel (metric tons)[5]	2,367,289	3,437,269	5,200,256	6,192,755	**10,308,210**
Number of markets served, end of period[6]	5.0	6.0	11.0	14.0	**16.0**
Number of operating bunkering vessels, end of period[7]	12.0	17.0	30.0	38.0	**52.0**
Average number of operating bunkering vessels[7][8]	11.1	13.5	22.7	33.7	**48.1**
Specialty tankers, end of period	—	—	1	—	**—**
Special purpose vessels, end of period[9]	—	—	1	1	**1**
Number of owned storage facilities, end of period[10]	2	2	4	3	**8**

(1) On November 17, 2005, we filed a registration statement on Form F-1 in connection with an initial public offering of 10,000,000 shares of our common stock. In early 2006, we postponed further activities in connection with that offering. Accordingly, during the year ended December 31, 2006, we wrote off $1.6 million, representing all deferred costs incurred in connection with that offering.

(2) Amounts give effect to the 1.26-for-one stock split effected November 21, 2006 and the 24,184.783-for-one stock split effected November 14, 2005.

(3) Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of marine fuel oil, or MFO, or marine gas oil, or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represents amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil S.A., or Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider. Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars, unless otherwise stated)				
Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	**4,954,599**
Less: Cost of marine petroleum products sold	728,637	1,251,712	2,594,443	2,266,960	**4,723,723**
Less: Cargo transportation costs	—	4,466	12,661	5,987	**12,343**
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	**218,533**
Less: Gross spread on lubricants	455	536	1,298	2,755	**2,221**
Gross spread on marine fuel	61,565	89,135	159,665	173,743	**216,312**
Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256	6,192,755	**10,308,210**
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7	28.1	**21.0**

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable United States generally accepted accounting principles, or U.S. GAAP, measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	**218,533**
Add: Voyage revenues	11,639	5,758	1,379	9,044	**7,261**
Add: Other revenues	1,516	1,266	8,526	12,471	**9,775**
Add: Gain/(loss) on sale of vessel	—	2,693	—	4,094	**(1,540)**
Add: Cargo transportation costs	—	4,466	12,661	5,987	**12,343**
Less: Salaries, wages and related costs	(12,871)	(24,363)	(41,666)	(47,708)	**(67,378)**
Less: Depreciation	(4,240)	(6,373)	(12,604)	(16,792)	**(21,092)**
Less: Amortization	(1,684)	(3,224)	(3,953)	(4,886)	**(6,806)**
Less: Management fees	(223)	(54)	—	—	**—**
Less: Other operating expenses	(25,697)	(39,042)	(73,157)	(79,492)	**(109,270)**
Operating income	30,460	30,798	52,149	59,216	**41,826**

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

(4) EBITDA represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of Company's performance, as determined by U.S. GAAP and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which the Company assesses its operating performance and because the Company believes that it presents useful information to investors regarding the Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars)				
Net income	24,225	27,738	39,915	48,525	**18,733**
Add: Net financing cost	4,231	1,483	11,876	10,209	**17,320**
Add: Income taxes	2	8	1,879	153	**2,161**
Add: Depreciation and amortization	5,924	9,597	16,557	21,678	**27,898**
EBITDA	34,382	38,826	70,227	80,565	**66,112**

(5) The sales volume of marine fuel is the volume of sales of MFO and MGO for the relevant period and is denominated in metric tons. We do not utilize the sales volume of lubricants as an indicator.

(6) The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa (Ghana), Vancouver, Portland (U.K.), Southern Caribbean (Trinidad and Tobago), Tangiers (Morocco), Las Palmas (Canary Islands) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009, in Tangiers, Morocco on August 25, 2009, in Antwerp-Rotterdam-Amsterdam region on April 1, 2010 and in Las Palmas on July 1, 2010.

(7) Bunkering vessels includes both bunkering tankers and barges. This data does not include our special purpose vessel, Orion, a 550 dwt tanker, which is based in Greece.

(8) Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance.

(9) This figure includes our service tanker, Orion, based in Greece.

(10) This figure includes our three Panamax tankers, Fos II and Aeolos and one Aframax tanker, Leader, used as floating storage facilities in Ghana, Gibraltar and the United Arab Emirates respectively. Our Panamax tanker Ouranos has not been used as a storage facility since October 2010 and is currently idle. Additionally, our tanker, Aegean IX, had been used as a floating storage facility in Jamaica until the fourth quarter of 2009 when the vessel was sold. In November 2009, we entered into an agreement with a third-party purchaser to sell the Aegean IX, which was delivered in December 2009. During 2010, we acquired a barge, the Mediterranean, which operates as a floating storage facility in Greece, and a small barge, Tapuit, which operates as a floating storage facility in Northern Europe as part of our acquired company's (Verbeke Business) fleet. The Company has also on-land storage facilities in Portland (U.K.) and Las Palmas (Canary Islands).

The ownership of floating storage facilities allows us to mitigate risk of supply shortages. Generally, storage costs are included in the price of refined marine fuel quoted by local suppliers. We expect that the ownership of floating storage facilities will allow us to convert the variable costs of a storage fee mark-up per metric ton quoted by suppliers into fixed costs of operating our own storage facilities, thus enabling us to spread larger sales volumes over a fixed cost base and to decrease our marine petroleum products costs.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following management's discussion and analysis of the results of our operations and our financial condition should be read in conjunction with the financial statements and the notes to those statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the section entitled "Risk Factors" and elsewhere in this report.

A. OPERATING RESULTS

General

We are a marine fuel logistics company that physically supplies and markets refined marine fuel and lubricants to ships in port, at sea and at rivers. As a physical supplier, we purchase marine fuel from refineries, major oil producers and other sources and resell and deliver these fuels using our bunkering tankers to a broad base of end users.

We sell marine petroleum products to customers primarily at a margin over PLATTS prices (benchmark market prices). PLATTS prices are quoted daily by region and by terms of delivery. We have not had a significant number of long-term written agreements with customers. Under a typical sales contract, a customer requests that we quote a fixed price per metric ton for the sale and delivery of a specified volume and classification of marine fuel on a given date. The customer requests a quotation several days prior to the delivery date. We generally do not quote prices for periods in excess of one week. Once an agreement has been made with a customer, we are deemed to be bound to deliver the specified quantity and classification of marine fuel at the quoted fixed price on the specified delivery date to an identified vessel at a named location. We remain responsible for securing the supply of marine fuel from the supplier and for delivering the marine fuel to the customer's vessel.

We purchase marine petroleum products from reputable suppliers under either long-term supply contracts or on the spot markets at a margin over PLATTS prices. Except for our service centers in Gibraltar, Ghana, the United Arab Emirates, U.K. and Las Palmas we generally take deliveries of the products on the day of, or a few days prior to, the delivery of the products to the customer's vessel. In Gibraltar, Ghana, the United Arab Emirates, U.K. and Las Palmas utilizing our storage facilities, we take deliveries of the products generally more than one but less than two weeks prior to delivery of the products to our customers. The cost of our marine fuel purchases is generally fixed at the date of loading from the supplier's premises. Generally, under our long-term supply contracts, the supplier undertakes to supply us with a minimum quantity of marine fuel per month subject to a maximum. Price calculations vary from supplier to supplier in terms of the supplier's margins, the referenced PLATTS prices and the calculation of the average PLATTS price. Depending on the agreement with each supplier, the referenced PLATTS price could be the spot price or an average price over a specified period.

We deliver marine petroleum products to our customers mainly through our bunkering tankers. We are responsible for paying our tankers' operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, spares and consumable stores, tonnage taxes and other vessel-related expenses. Our bunkering tankers are not used for the transportation of petroleum products across oceans. Accordingly, a significant portion of our vessel operating expenses are fixed or semi-variable (e.g., a bunkering tanker's insurance costs, crew wages and certain other costs are incurred irrespective of the number of sales deliveries it makes during a period) and, as a group, represent the most significant operating expense for us other than the cost of marine petroleum products sold.

We incur overhead costs to support our operations. In general, the logistics of purchasing, selling and delivering marine fuel to customers are managed and coordinated by employees at our marketing and operating office in Greece, employees at our local service centers and the crew of our bunkering tankers.

Factors Affecting Our Results of Operations

We believe that the important measures for analyzing trends in our results of operations consist of the following:

- *Sales Volume of Marine Fuel.* We define the sales volume of marine fuel as the volume of sales of various classifications of marine fuel oil, or MFO, marine diesel oil, or MDO, and marine gas oil, or MGO, for the relevant period, measured in metric tons. The sales volume of marine fuel is an indicator of the size of our operations as it affects both the sales and the cost of marine petroleum products recorded during a given period. Sales volume of marine fuel does not include the sales volume of lubricants due to insignificant volumes for all periods presented.

- *Gross Spread on Marine Petroleum Products and Gross Spread Per Metric Ton of Marine Fuel Sold.* Gross spread on marine petroleum products represents the margin that we generate on sales of marine fuel and lubricants. Gross spread on marine fuel represents the margin that we generate on sales of various classifications of MFO or MGO. Gross spread on lubricants represents the margin that we generate on sales of lubricants. We calculate the gross spreads by subtracting from the sales of the respective marine petroleum product the cost of the marine petroleum product sold and cargo transportation costs. For arrangements in which we physically supply marine petroleum products using our bunkering tankers, costs of marine petroleum products sold represent amounts paid by us for marine petroleum products sold in the relevant reporting period. For arrangements in which marine petroleum products are purchased from our related company, Aegean Oil, cost of marine petroleum products sold represents the total amount paid by us to the physical supplier for marine petroleum products and their delivery to our customers. For arrangements in which we purchase cargos for our floating storage facilities, cargo transportation costs are either included in the purchase price of marine fuels that we paid to the supplier or paid separately by us to a third-party transportation provider.

Gross spread per metric ton of marine fuel sold represents the margins we generate per metric ton of marine fuel sold. We calculate gross spread per metric ton of marine fuel sold by dividing the gross spread on marine fuel by the sales volume of marine fuel. Marine fuel sales do not include sales of lubricants. The following table reflects the calculation of gross spread per metric ton of marine fuel sold for the periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars, unless otherwise stated)				
Sales of marine petroleum products	790,657	1,345,849	2,768,067	2,449,445	**4,954,599**
Less: Cost of marine petroleum products sold	728,637	1,251,712	2,594,443	2,266,960	**4,723,723**
Less: Cargo transportation costs	—	4,466	12,661	5,987	**12,343**
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	**218,533**
Less: Gross spread on lubricants	455	536	1,298	2,755	**2,221**
Gross spread on marine fuel	61,565	89,135	159,665	173,743	**216,312**
Sales volume of marine fuel (metric tons)	2,367,289	3,437,269	5,200,256	6,192,755	**10,308,210**
Gross spread per metric ton of marine fuel sold (U.S. dollars)	26.0	25.9	30.7	28.1	**21.0**

The following table reconciles our gross spread on marine petroleum products sold to the most directly comparable U.S. GAAP measure, operating income, for all periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars)				
Gross spread on marine petroleum products	62,020	89,671	160,963	176,498	**218,533**
Add: Voyage revenues	11,639	5,758	1,379	9,044	**7,261**
Add: Other revenues	1,516	1,266	8,526	12,471	**9,775**
Add: Gain/(Loss) on sale of vessel	—	2,693	—	4,094	**(1,540)**
Add: Cargo transportation costs	—	4,466	12,661	5,987	**12,343**
Less: Salaries, wages and related costs	(12,871)	(24,363)	(41,666)	(47,708)	**(67,378)**
Less: Depreciation	(4,240)	(6,373)	(12,604)	(16,792)	**(21,092)**
Less: Amortization	(1,684)	(3,224)	(3,953)	(4,886)	**(6,806)**
Less: Management fees	(223)	(54)	—	—	**—**
Less: Other operating expenses	(25,697)	(39,042)	(73,157)	(79,492)	**(109,270)**
Operating income	30,460	30,798	52,149	59,216	**41,826**

The amount that we have to pay for marine petroleum products to fulfill a customer order has been the primary variable in determining the prices quoted to customers. Therefore, we evaluate gross spread per metric ton of marine fuel sold and gross spread on marine petroleum products in pricing individual transactions and in long-term strategic pricing decisions. We actively monitor our pricing and sourcing strategies in order to optimize our gross spread on marine petroleum products. We believe that this measure is important to investors because it is an effective intermediate performance measure of the strength of our operations.

Gross spread on marine petroleum products (including gross spread on marine fuel and gross spread on lubricants) and gross spread per metric ton of marine fuel sold should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold do not reflect certain direct and indirect costs of delivering marine petroleum products to our customers (such as crew salaries, vessel depreciation, storage costs, hire charges, other vessel operating expenses and overhead costs) or other costs of doing business.

For all periods presented, we purchased marine petroleum products in Greece from our related company, Aegean Oil, which is a physical supplier in Greece. The cost of these marine petroleum products was contractually calculated based on Aegean Oil's actual cost of these products plus a margin. For further discussion please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

- *EBITDA* represents net income before interest, taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income, operating income or any other indicator of the Company's performance, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included herein because it is a basis upon which we assess our performance and because we believe that it presents useful information to investors regarding Company's ability to service and/or incur indebtedness. The following table reconciles net income to EBITDA for the periods presented:

	For the Year Ended December 31,				
	2006	2007	2008	2009	**2010**
	(in thousands of U.S. dollars)				
Net income	24,225	27,738	39,915	48,525	**18,733**
Add: Net financing cost	4,231	1,483	11,876	10,209	**17,320**
Add: Income taxes	2	8	1,879	153	**2,161**
Add: Depreciation and amortization	5,924	9,597	16,557	21,678	**27,898**
EBITDA	34,382	38,826	70,227	80,565	**66,112**

- *Number of Markets Served.* The number of markets served includes our operations at our service centers in the United Arab Emirates, Gibraltar, Jamaica, Singapore, Northern Europe (Belgium and Netherlands), West Africa, Vancouver, Portland (U.K.), Trinidad and Tobago (Southern Caribbean), Tangiers (Morocco), Las Palmas (Canary Islands) and Greece, where we conduct operations through our related company, Aegean Oil, as well as our trading operations in Montreal and Mexico. The number of markets served is an indicator of the geographical distribution of our operations and affects both the amount of revenues and expenses that we record during a given period. We commenced physical supply operations in Singapore on June 2, 2006, in Northern Europe on October 9, 2007, in Ghana on January 15, 2008, in Portland (U.K.) on April 1, 2008, in Canada and Mexico on July 1, 2008, in Trinidad and Tobago on April 1, 2009, in Tangiers, Morocco on August 25, 2009, in Antwerp-Rotterdam-Amsterdam region on April 1, 2010 and in Las Palmas on July 1, 2010.
- *Average Number of Operating Bunkering Vessels.* Average number of operating bunkering vessels is the number of operating bunkering vessels in our fleet for the relevant period, as measured by the sum of the number of days each bunkering vessel was used as a part of our fleet during the period divided by the cumulative number of calendar days in the period multiplied by the number of operating bunkering vessels at the end of the period. This figure does not take into account non-operating days due to either scheduled or unscheduled maintenance. The average number of operating bunkering vessels is an indicator of the size of our fleet and operations and affects both the amount of revenues and expenses that we record during a given period.

The following table reflects our sales volume of marine fuel, gross spread on marine petroleum products, gross spread per metric ton of marine fuel sold, number of service centers and average number of operating bunkering vessels for the periods indicated.

	Year Ended December 31,		
	2008	2009	**2010**
	(in thousands of U.S. dollars, unless otherwise stated)		
Sales volume of marine fuel (metric tons)	5,200,256	6,192,755	**10,308,210**
Gross spread on marine petroleum products	160,963	176,498	**218,533**
Gross spread per metric ton of marine fuel sold (U.S. dollars)	30.7	28.1	**21.0**
Number of markets served, end of period	11.0	14.0	**16.0**
Average number of operating bunkering vessels	22.7	33.7	**48.1**

Sales of Marine Petroleum Products and Gross Spread on Marine Petroleum Products

Our sales of marine petroleum products and gross spread on marine petroleum products consist of the sales revenue and gross spread that we generate on sales of marine fuel and lubricants.

Our sales of marine petroleum products are driven primarily by the number of our service centers, the number of operating bunkering tankers in our fleet, our sales prices and our credit terms and credit control process. The cost of marine petroleum products sold is driven primarily by availability of marine petroleum products, our purchasing methods, supplier cost prices and credit terms and our internal quality control processes. These drivers, in turn, are affected by a number of factors, including:

- our entrance into new markets;
- our purchasing methods of marine petroleum products;
- our marketing strategy;
- our vessel acquisitions and disposals;
- PLATTS prices;
- conditions in the international shipping and the marine fuel supply industries;
- regulation of the marine fuel supply industry;
- regulation of the tanker industry;
- levels of supply of and demand for marine petroleum products;
- levels of competition; and
- other factors affecting our industry.

We sell and deliver marine petroleum products to a broad and diversified customer base, including international commercial shipping companies, governments, and marine fuel traders and brokers. For the years ended December 31, 2008, 2009 and 2010, none of our customers accounted for more than 10% of our total revenues.

The commercial shipping industry generally purchases marine fuel on a spot basis and historically we have not had any long-term sales volume contracts with customers. On March 1, 2006, however, we entered into a two-year contract to supply minimum quantities of fuel to a commercial customer in Jamaica. As we expand our global network and increase our geographical coverage, we expect some of our customers to enter into long-term sales volume contracts.

In addition to our physical supply operations, from time to time, we may act as a broker, generally in locations where we do not have service centers. This business involves activities whereby we contract with third-party physical suppliers to sell us marine fuel and to deliver the marine fuel to a customer in the relevant location. Accordingly, our trading activities do not involve our physical possession of marine fuel and require less complex logistical operations and infrastructure. As such, we typically earn a significantly lower gross spread from our trading activities than from our physical supply activities.

We purchase and take delivery of marine petroleum products from various suppliers under long-term volume contracts or on the spot market. Long-term supply contracts from third parties allow us to minimize our exposure to supply shortages. In general, at each of our service centers except for Gibraltar, Morocco, the United Arab Emirates, West Africa and Las Palmas we purchase from local supply sources.

Our cost of marine petroleum products includes purchases from related companies. In Greece, we purchase marine petroleum products under a ten-year supply contract that commenced on April 1, 2005, from our related company, Aegean Oil, which charges us its actual cost of the marine petroleum products plus a margin. We believe the amounts we have paid to our related company are comparable to amounts that we would have negotiated in arm's-length transactions with unaffiliated third parties. For further discussion of our marine petroleum products purchases from Aegean Oil, please refer to the section of this report entitled "Major Shareholders and Related Party Transactions."

The following table reflects our cost of marine petroleum products sold incurred from third-party suppliers and from our related company suppliers for the periods indicated.

	Year Ended December 31,		
	2008	2009	**2010**
	(in thousands of U.S. dollars)		
Third-party suppliers	2,242,911	1,999,193	**4,420,103**
Related company suppliers	351,532	267,767	**303,620**
Total	2,594,443	2,266,960	**4,723,723**

We seek to increase our sales of marine petroleum products and our gross spread on marine petroleum products on an integrated basis, through expansion into new markets, acquisitions of double hull bunkering tankers and the diversification and further optimization of purchasing methods. Our gross spread on marine petroleum products differs for each of our service centers, reflecting the different competitive conditions that exist in the markets served by them. Factors affecting competitive conditions in a market that we service include customer demand, availability of supplies and the strength and number of competitors that operate in the market. We believe that for any new service centers that we may establish, gross spread on marine petroleum products may be lower than for our existing service centers. We also believe that the competitive conditions in the markets served by our existing service centers may generally be more favorable to us than those in other markets that we may consider for future expansion.

Voyage Revenues

Our voyage revenues are primarily derived from the employment of our vessels Aegean III, Aegean VIII, Aegean XII, Aegean Daisy, Aegean Rose, Aegean Breeze and Aegean Tiffany under a contract with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. During the year ended December 31, 2010, we recognized $6.2 million revenue under this contract.

Apart from the above agreement, that was signed in 2009, our voyage revenues in 2008 and 2009 were derived from the employment of our specialty tanker with roll-on roll-off facilities and refueling capabilities for fuel trucks and from the employment of our bunkering tankers based in Greece. In 2008, we employed our double hull specialty tanker, Maistros, under a contract of affreightment with Aegean Oil for the distribution of gasoline and other refined petroleum products in the Greek islands. This contract was terminated on June 10, 2009, when we sold the two specialty tankers Maistros and Ostria to an unaffiliated third-party purchaser.

Salaries, Wages and Related Costs

We employ salaried employees at our offices in Greece, New York City, Belgium and at each of our service centers. Furthermore, we employ crews for our bunkering tankers under short-term contracts. The majority of our salaries, wages and related costs are for our salaried employees and vessel crews. Costs relating to our salaried employees are mainly incurred at our office in Greece and in Belgium where most of our sales and marketing, operations, technical, accounting and finance departments are located and at our administrative office in New York City from where we oversee our financial and other reporting functions. We maintain a minimal number of salaried employees at our service centers where we typically employ a local operations manager and staff to support the logistical aspects of our operations.

The following table reflects salaries, wages and costs related to our crews and salaried employees.

	Year Ended December 31,		
	2008	2009	**2010**
	(in thousands of U.S. dollars)		
Shipboard personnel	21,017	23,546	**29,327**
Shoreside personnel	20,649	24,162	**38,051**
Total	41,666	47,708	**67,378**

Our salaries, wages and related costs have grown over the past several years mainly due to our expansion and the increase in crew wages as we have added bunkering vessels to our fleet. We expect that the amount of salaries, wages and related costs will continue to increase, as a result of our further expansion into new markets and planned acquisitions of additional double hull bunkering tankers and storage facilities, and the consolidation of the full-year profit and losses of our acquisitions during 2010.

Depreciation

The cost of our vessels depreciates on a straight-line basis over the expected useful life of each vessel. We expect that these charges will continue to increase, with lower rates, primarily as a result of our planned acquisitions of additional bunkering tankers and the consolidation of the full-year profit and losses of our acquisitions during 2010.

Other Operating Expenses

Other operating expenses primarily include the operating expenses of our vessels, including vessel hire charges, the cost of insurance, expenses relating to repairs and maintenance (which does not include amortization of drydocking costs), the cost of spares and consumable stores, consumption of marine petroleum products and other miscellaneous expenses. Our bunkering vessel operating expenses, which generally represent fixed costs, have historically increased as a result of the enlargement of our fleet. We expect these expenses to continue to increase, with lower rates however, as a result of our planned acquisition of additional bunkering vessels and the consolidation of the full-year profit and losses resulting from our acquisitions during 2010.

Other operating expenses also include expenses relating to rent, communal charges, advertising, travel, public relations and auditing and legal fees. We expect these expenses to remain stable due to our commitment to restrain the general and administrative expenses.

Other operating expenses include a provision for doubtful accounts. We believe that our provision for doubtful accounts has been relatively low in the past several years due to our effective credit control process and we expect it will remain at low levels.

Finally, other operating expenses include amounts relating to the storage of marine petroleum products resulting from acquisitions and use of floating storage facilities such as our tankers, Ouranos, Fos II, Leader, Mediterranean, Aeolos and Tapuit and our on-land storage facilities in Portland and Las Palmas. We believe that the ownership of storage facilities will allow us to mitigate the risk of supply shortages. Generally, the costs of storage have been included in the price per metric ton quoted by local suppliers of refined marine fuel. Accordingly, we expect that the ownership of storage facilities will allow us to convert the variable costs of this storage fee markup per metric ton quoted by suppliers into fixed costs of operating our storage facilities, allowing us to spread larger sales volumes over a fixed cost base and to decrease our refined marine fuel costs.

Interest and Finance Costs

We have historically incurred interest expense and financing costs in connection with long-term debt to partially finance the acquisitions of our vessels and in connection with short-term bank borrowings obtained for working capital purposes. In connection with our initial public offering, we repaid and terminated a portion of our outstanding indebtedness. Subsequently, we have incurred and expect to continue incurring interest expense and financing costs under our existing credit facilities to finance the construction of our new bunkering tankers and our senior secured credit facilities. We expect that interest and finance costs will increase further due to our increased drawdowns under our credit facilities to finance the expansion of our fleet and capital expenditures.

Income Taxes

We are incorporated in the Marshall Islands. Under Marshall Islands law, we are not subject to tax on income or capital gains. Under the laws of the countries of incorporation of our vessel-owning subsidiaries and our subsidiaries that operate service centers and the laws of the countries of our vessels' registration, our vessel-owning companies are generally not subject to tax on our income that is characterized as shipping income.

Our corporate income tax exposure is in taxable jurisdictions such as Gibraltar, Jamaica, Singapore, Belgium, the United Kingdom and Canada.

Our business is affected by taxes imposed on the purchase and sale of marine petroleum products in various jurisdictions in which we operate from time to time. These taxes include income, sales, excise, goods and services taxes, value-added taxes, and other taxes. Other than in Canada and Belgium, we do not pay a material amount of tax in any jurisdiction in which we operate. For the years ended December 31, 2008, 2009 and 2010, our income tax amounted to $1.9 million, $0.2 million and $2.2 million respectively. The income tax amounts in 2009 and 2010 were mainly attributable to our Canadian and Belgian operations.

RESULTS OF OPERATIONS

Year Ended December 31, 2010, Compared to the Year Ended December 31, 2009

Sales of Marine Petroleum Products. Sales of marine petroleum products increased by $2,505.2 million, or 102.3%, to $4,954.6 million for the year ended December 31, 2010, compared to $2,449.4 million for the year ended December 31, 2009. Of the total increase in sales of marine petroleum products, $533.4 million was attributable to a 22.1% increase in the average price of marine fuel (using sales volumes for the year ended December 31, 2009), $1,959.3 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2010), and $12.5 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 4,115,455 metric tons, or 66.5%, to 10,308,210 metric tons for the year ended December 31, 2010, compared to 6,192,755 metric tons for the year ended December 31, 2009 due to additional volume of sales of marine fuel in the United Arab Emirates, Singapore and Morocco and due to sales in our new markets, ARA region and Las Palmas, Canary Islands.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $42.0 million, or 23.8%, to $218.5 million for the year ended December 31, 2010, compared to $176.5 million for the year ended December 31, 2009. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2010 decreased by $7.1 million, or 25.3%, to $21.0 million compared to $28.1 million for the year ended December 31, 2009. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, decreased from 7.1% for the year ended December 31, 2009 to 4.4% for the year ended December 31, 2010. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-U.S. GAAP measures and should not be considered as alternatives to operating income, net income or other U.S. GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable U.S. GAAP measure.

Voyage Revenues. Voyage revenues decreased by $1.8 million, or 19.8%, to $7.3 million for the year ended December 31, 2010, compared to $9.1 million for the year ended December 31, 2009. Voyage revenues for the year ended December 31, 2010 were attributable to the employment of five of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of seven of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $19.7 million, or 41.3%, to $67.4 million for the year ended December 31, 2010, compared to $47.7 million for the year ended December 31, 2009. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network and due to our expansion to new markets. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 48.1 for the year ended December 31, 2010, compared to 33.7 for the year ended December 31, 2009.

Depreciation. Depreciation increased by $4.3 million, or 25.6%, to $21.1 million for the year ended December 31, 2010, compared to $16.8 million for the year ended December 31, 2009. This increase is in line with the 42.7% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $29.8 million, or 37.5%, to $109.3 million for the year ended December 31, 2010, compared to $79.5 million for the year ended December 31, 2009. This increase in other operating expenses was primarily attributable to the vessel hire charges of the new acquisition, the higher cost on marine fuel consumption and to the cargo transportation costs as a result of the operation of a new market.

Interest and Finance Costs. Interest and finance costs increased by $7.1 million, or 68.9% to $17.4 million for the year ended December 31, 2010, compared to $10.3 million for the year ended December 31, 2009. The increase in interest and finance costs was mainly attributable to the increase in the working capital to finance our expansion.

Year Ended December 31, 2009, Compared to the Year Ended December 31, 2008

Sales of Marine Petroleum Products. Sales of marine petroleum products decreased by $318.7 million, or 11.5%, to $2,449.4 million for the year ended December 31, 2009, compared to $2,768.1 million for the year ended December 31, 2008. Of the total decrease in sales of marine petroleum products, $724.3 million was attributable to a 26.3% decrease in the average price of marine fuel (using sales volumes for the year ended December 31, 2008), $387.0 million was attributable to an increase in sales volume of marine fuel (using average prices for the year ended December 31, 2009), and $18.6 million was attributable to an increase in the sales of lubricants. Sales volume of marine fuel increased by 992,499 metric tons, or 19.1%, to 6,192,755 metric tons for the year ended December 31, 2009, compared to 5,200,256 metric tons for the year ended December 31, 2008 due to additional volume of sales of marine fuel in the United Arab Emirates, Singapore and Canada and due to sales in our new markets, Trinidad and Tobago and Tanger-Med, Morocco.

Gross Spread on Marine Petroleum Products. Gross spread on marine petroleum products increased by $15.5 million, or 9.6%, to $176.5 million for the year ended December 31, 2009, compared to $161.0 million for the year ended December 31, 2008. The increase in our gross spread on marine petroleum products mainly resulted from the increased sales volume of marine fuel. Our gross spread per metric ton of marine fuel sold during the year ended December 31, 2009 decreased by $2.6, or 8.5%, to $28.1 compared to $30.7 for the year ended December 31, 2008. Gross spreads per metric ton do not generally increase or decrease proportionately with the price of marine fuel. Accordingly, gross spread on marine petroleum products, as a percentage of total revenues, increased from 5.8% for the year ended December 31, 2008 to 7.1% for the year ended December 31, 2009. Gross spread on marine petroleum products and gross spread per metric ton of marine fuel sold are non-GAAP measures and should not be considered as alternatives to operating income, net income or other GAAP measures and may not be comparable to similarly titled measures of other companies. Please refer to the section entitled "Factors Affecting Our Results of Operations" for a reconciliation of gross spread on marine petroleum products to the most directly comparable GAAP measure.

Voyage Revenues. Voyage revenues increased by $7.7 million, or 550.0%, to $9.1 million for the year ended December 31, 2009, compared to $1.4 million for the year ended December 31, 2008. Voyage revenues for the year ended December 31, 2009 were attributable to the employment of our specialty tanker, Maistros, under the contract of affreightment with Aegean Oil, which commenced on October 1, 2008, and from the employment of seven of our bunkering tankers with an unaffiliated third party for the distribution of refined marine petroleum products in Greek ports. Voyage revenues for the year ended December 31, 2008 were attributable to the employment of our specialty tanker, Maistros.

Salaries, Wages and Related Costs. Salaries, wages and related costs increased by $6.0 million, or 14.4%, to $47.7 million for the year ended December 31, 2009, compared to $41.7 million for the year ended December 31, 2008. This increase was mainly due to an increase in the number of full-time employees as we hired new employees to manage our expanded fleet and service center network. Furthermore, crew costs increased as the average number of operating bunkering vessels increased to 33.7 for the year ended December 31, 2009, compared to 22.7 for the year ended December 31, 2008.

Depreciation. Depreciation increased by $4.2 million, or 33.3%, to $16.8 million for the year ended December 31, 2009, compared to $12.6 million for the year ended December 31, 2008. This increase is in line with the 48.5% increase in the average number of operating bunkering vessels.

Other Operating Expenses. Other operating expenses increased by $6.3 million, or 8.6%, to $79.5 million for the year ended December 31, 2009, compared to $73.2 million for the year ended December 31, 2008. This increase in other operating expenses was primarily attributable to the higher cost on marine fuel consumption and to the increased overhead costs.

Interest and Finance Costs. Interest and finance costs decreased by $2.1 million, or 16.9%, to $10.3 million for the year ended December 31, 2009, compared to $12.4 million for the year ended December 31, 2008. The decrease in interest and finance costs was mainly attributable to the decrease in the interest rates.

Inflation

Inflation has had only a moderate effect on our expenses given recent economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase our operating costs.

CRITICAL ACCOUNTING POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of such financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Historically our estimates have been fairly accurate; however, actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe to be our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application. For a description of all our significant accounting policies, see Note 2 to our consolidated financial statements included herein.

Trade Receivables and Allowance for Doubtful Accounts

We extend credit on an unsecured basis to many of our customers. There is uncertainty over the level of collectability of customer accounts. Our management is responsible for approving credit limits above certain amounts, setting and maintaining credit standards, and managing the overall quality of our credit portfolio. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current creditworthiness. Accounts receivable are deemed past due based on contractual terms agreed with our customers.

We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience with our customers, current market and industry conditions of our customers, and any specific customer collection issues that we have identified.

Accounts and notes receivable are reduced by an allowance for amounts that may become uncollectible in the future. At the end of each reporting period, we calculate an allowance for doubtful accounts based on an aging schedule where we apply set percentages to categories of overdue trade receivables. These set percentages are based on historical experience and currently available management information on customer accounts. Furthermore, we provide appropriate allowances for any specific customer collection issue we identify which allowance is calculated on a case-by-case basis. Trade receivables are written off when it becomes apparent based upon age or customer circumstances that such amounts will not be collected.

We believe the level of our allowance for doubtful accounts is reasonable based on our experience and our analysis of the net realizable value of our trade receivables during each reporting period. The estimates driving the calculation of our allowance for doubtful accounts have not changed in the past periods and we do not expect these estimates to change in the foreseeable future because they have resulted and we believe that they will continue to result in accurate calculations of our allowance for doubtful accounts. We cannot guarantee that we will continue to experience the same credit loss rates that we have experienced in the past, since adverse changes in the marine industry or changes in the liquidity or financial position of our customers could have a material adverse effect on the collectability of our trade receivables and our future operating results. If credit losses exceed established allowances, our results of operations and financial condition may be adversely affected.

Depreciation

We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our vessels on a straight-line basis over their estimated useful lives. Depreciation is based on cost less the estimated residual scrap value.

We estimate the useful lives for our bunkering and in-land waterway tankers to be 30 years and 45 years respectively from the date of initial delivery to us from the shipyard. Furthermore, we estimate the useful life of our floating storage facilities to be 30 years from the date of acquisition. We estimate the residual scrap values of our vessels to be $175 per light-weight ton. We form these estimates based on our experience and the prevailing practices of other companies in the bunkering and shipping industries.

An increase in the estimated useful life of a tanker or in its estimated residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the estimated useful life of a tanker or in its estimated residual value would have the effect of increasing the annual depreciation charge. A 20% decrease in the remaining estimated useful lives of our vessels would increase our depreciation charge for the year ended December 31, 2010 by $5.1 million.

Estimates may need to be changed if new regulations place limitations over the ability of a vessel to trade on a worldwide basis. This would cause us to adjust the vessel's useful life to end at the date such regulations become effective.

Our estimates of the useful lives of our vessels and of the residual scrap values of our vessels have not changed in the past periods. We do not expect these estimates to change in the foreseeable future because we believe they will continue to accurately represent the useful lives of tanker vessels and the long-term scrap values of steel.

Impairment of Long-lived Assets

We evaluate the carrying amounts of our long-lived assets to determine if events have occurred which would require modification to their carrying values. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as vessel sale and purchase prices in the marketplace, business plans and overall market conditions. If an indicator of impairment exists, we determine undiscounted projected net operating cash flow for each vessel or group of vessels and compare it to the relevant carrying value. In developing estimates of future cash flows, the Company relied upon estimates made by management with regard to the Company's vessels, including future deliveries, operating expenses, and the estimated remaining useful lives of the vessels. These assumptions are based on historical trends as well as future expectations and are consistent with the plans and forecasts used by management to conduct its business. The variability of these factors depends on a number of conditions, including uncertainty about future events and general economic conditions; therefore, the Company's accounting estimates might change from period to period. In the event that undiscounted projected net operating cash flows were less than carrying value, we would estimate the fair value of the related asset and record a charge to operations calculated by comparing the asset's carrying value to the estimated fair value. When performing impairment assessments, management would generally consider vessel valuation reports obtained from third-party valuation specialists.

The fair market value of the vessels that we currently own or may acquire in the future may increase or decrease depending on a number of factors, including general economic and market conditions affecting the international marine fuel supply industry, supply and demand for bunkering tankers, costs of newbuildings and governmental or other regulations. If we sell any vessel when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel's carrying amount on our financial statements, resulting in a loss. Such loss could adversely affect our financial condition, results of operations and our ability to pay dividends to our shareholders.

Goodwill derived from our acquisitions is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

An event that may indicate the need for an impairment assessment between annual reviews may include a decline in our stock price such that the market capitalization is lower than the consolidated net book value. It is reasonably likely that this event may occur in the near future, and we will perform an interim impairment test. The outcome of this test will depend on assumptions about future discounted cash flows, which may differ from historical assumptions due to current market conditions. The most significant assumptions which are subject to management judgment include those regarding revenue growth, capacity utilization, and the future price of marine fuel products. As a result, we may record an impairment loss on goodwill. We have recorded no impairment loss in the current or prior years presented.

Deferred Drydock Cost

Our vessels are generally required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. We capitalize the costs associated with drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Costs capitalized as part of the drydocking include actual costs incurred at the drydock yard and parts used in making such repairs that are reasonably made in anticipation of reducing the duration or cost of the drydocking; cost of travel, lodging and subsistence of our personnel sent to the drydocking site to supervise; and the cost of hiring a third party to oversee a drydocking. We believe that these types of capitalized costs are consistent with practice among other companies in our industry that apply this method of accounting and that our policy of capitalization reflects the economics and market values of the vessels.

Although many companies in our industry apply this method of accounting for deferred drydock costs, some companies apply other methods of accounting, such as expensing drydock costs as incurred. If we were to adopt that method of accounting as our accounting policy, our drydock costs would have been as disclosed under the heading "As Incurred" in the table below, for the periods presented therein.

	Average Number of Vessels		Drydock Costs	
Year Ended December 31,	Bunkering	Non-Bunkering	As Reported	As Incurred
			(in thousands of U.S. dollars)	
2008	22.7	4.8	3,640	6,890
2009	33.7	5.4	4,574	5,504
2010	**48.1**	**7.6**	**5,805**	**10,073**

The table above discloses the average number of vessels that we have owned in each of the periods presented and the drydock costs that we have reported. In the future, depending on the date a newly-purchased secondhand vessel is drydocked prior to its delivery to us, we may pay drydocking costs and incur subsequent amortization expense of these costs sooner after delivery than if the vessel had been owned by us throughout its life. This would increase our average drydocking expenses in periods immediately following the acquisition.

Following acquisition of vessels under newbuilding contracts, we would expect to first pay drydocking costs and incur subsequent amortization expense of these costs approximately 30 months after the delivery of the vessel from the shipyard. This would decrease our average drydocking expenses in periods immediately following the acquisition since we would have no such costs to amortize in respect of these vessels until they were first drydocked.

Our estimates of the frequency of required drydocking of our vessels have not changes in the past periods. We do not expect these estimates to change in the future because we believe they will continue to accurately represent the frequency of drydocking inspections necessary for the maintenance of our vessels.

B. LIQUIDITY AND CAPITAL RESOURCES

Our treasury activities are controlled centrally by our treasury department, which is located at our offices in Greece. Our treasury department administers our working capital resources including our current accounts, time deposits, overdrafts and bank loans. Our liquidity objective is to maintain an optimum daily net cash position which takes into consideration immediate working capital and operational requirements, as well as short- to medium-term capital expenditure requirements, but which would not result in an unnecessary net cash surplus. In this way, we seek to maximize available cash to reinvest in our business. Our policy is to minimize the use of time deposits, financial instruments or other forms of investments which we believe generate lower levels of return than the return on our invested capital.

Our cash is primarily denominated in U.S. dollars because our sales of marine petroleum products are fully denominated in U.S. dollars. Our service centers pay their operating expenses in various currencies—primarily the Euro, the UAE dirham, the Gibraltar pound, the British pound, the Canadian dollar, the Jamaican dollar, and the Singapore dollar. Our treasury department transfers cash to our service centers monthly on an as-needed basis and accordingly, we maintain low levels of foreign currency at our service centers.

Under the laws of jurisdictions where our subsidiaries are located, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that materially affect the remittance of dividends, loans, interest or other payments. Most of our vessel-owning subsidiaries have long-term bank loans outstanding that were obtained to partially finance the acquisition cost of their vessels. Most of these vessel-owning companies are not permitted to pay any dividends without the lender's prior consent. However, these vessel-owning companies generally do not generate third-party revenues and do not possess material amounts of excess cash. Therefore, these restrictions on our vessel-owning companies' ability to pay dividends to us should not materially impact our ability to meet our cash obligations. Accordingly, there are no significant restrictions on our ability to access and mobilize our capital resources located around the world.

We have funded our business primarily through: (i) cash generated from operations, (ii) equity capital and short-term borrowings from our shareholders, (iii) short-term borrowings from banks, and (iv) long-term bank debt. We have revolving credit facilities that provide for borrowings up to certain amounts for working capital purposes as well as a sublimit for the issuance of standby letters of credit. Furthermore, we have long-term debt facilities with several banks in order to partially finance the acquisition costs of several of our vessels. The credit agreements for the long-term debt facilities are secured with first priority mortgages over certain of our vessels. As of December 31, 2010, we believe that we were in compliance in all material respects with all covenants of our credit facilities. We also believe that our working capital resources are sufficient for our present requirements.

Credit Facilities

As of December 31, 2009 and 2010, we had the following outstanding loans:

Loan	Date	2009	**2010**
		(in millions of U.S. dollars)	
Trade credit facility	November 19, 2010	—	**60.1**
Senior secured revolving credit facility	November 12, 2010	50.0	—
Revolving credit facility	October 29, 2010	—	**52.2**
Revolving credit facility	October 12, 2010	—	**40.0**
Receivables credit and assignment agreement	September 21, 2010	—	**50.0**
Revolving credit facility	June 07, 2010	—	**3.0**
Loan facility with respect to company acquisition	April 01, 2010	—	**3.5**
Loan facility with respect to one newbuilding	April 01, 2010	—	**2.8**
Revolving overdraft credit facility	March 1, 2010	—	**1.6**
Senior secured credit facility	March 16, 2009	152.0	**180.0**
Secured term loan with respect to three vessels	July 8, 2008	12.6	**10.5**
Secured term loan with respect to four new buildings	April 24, 2008	25.3	**32.0**
Secured syndicated term loan facility with respect to five newbuildings	July 5, 2007	19.8	**34.2**
Secured term loan facility under the 2006 senior secured credit facility with respect to five newbuildings	December 19, 2006	28.2	**25.4**
Secured syndicated term loan facility with respect to seven newbuildings	October 30, 2006	48.9	**59.7**
Secured term loan facility with respect to two newbuildings	October 27, 2006	13.8	**16.0**
Secured term loan facility with respect to three newbuildings	October 25, 2006	18.4	**24.0**
Secured syndicated term loan facility with respect to five newbuildings	August 30, 2005	32.1	**29.7**
		401.1	**624.7**

The above dates show the later of the date of the facility, the date of the most recent renewal or the date the loan was assumed by the Company.

The following is a summary of terms, including operating and financial restrictions, of our credit facilities.

Trade Credit Facility. On November 19, 2009, our subsidiary, Aegean Marine Petroleum S.A., entered into an uncommitted trade credit facility, which we refer to as the trade credit facility, with an international commercial lender. The trade credit facility is for up to $100.0 million, with a sublimit in an amount of $20.0 million for a short-term transit and storage financing. The trade credit facility had a one-year term and was renewed on its anniversary on the same terms as the original facility until the signature of a new, upon a different borrowing base, facility, that is currently under negotiation. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by us and is secured by, among other things, our assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the trade credit facility the maximum credit terms given to any individual counterparty will be 45 days from the delivery of the products; the inventories will only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit will be financed up to 10 calendar days from the date of the bill of lading. The trade credit facility contains covenants requiring, among other things, that:

- Aegean Marine Petroleum S.A. maintain minimum total net equity of at least $80.0 million and cash collateral of $5.0 million;
- we maintain our listing on the New York Stock Exchange;
- our minimum net equity will not be less than $180.0 million; and
- our minimum current ratio will be 1.15 with a minimum working capital need of $50.0 million

As of December 31, 2009 and 2010, we had $0 and $60.1 million outstanding under this facility.

Senior Secured Revolving Credit Facility. On September 17, 2009, we entered into an annually renewable senior secured revolving credit facility with a local bank for an amount of $50.0 million. The senior secured revolving credit facility is secured by, among other things, our receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The senior secured revolving credit facility contains certain covenants and undertakings that require, among other things, that:

- we maintain our listing on the New York Stock Exchange;
- the net equity base is not less than $175.0 million;
- our interest coverage ratio is not less than 1.3:1;
- our total liabilities to total assets does not exceed 65%;
- we maintain additional free liquidity of $25.0 million at the end of each calendar month; and
- we maintain an average minimum daily free liquidity of $10.0 million.

On November 12, 2010 this facility was committed by the bank until September 30, 2011 with the terms accepted by us on February 09, 2011. On this date we amended the renewed facility to bear interest at LIBOR plus 3.50%, require the monthly average consolidated liquid funds to exceed $30,000 and require the consolidated leverage ratio under the corporate guarantee to be higher than 0.75%.

As of December 31, 2009 and 2010, we had $50.0 and $0 million outstanding under this facility.

Revolving Credit Facilities. On April 1, 2010, in connection with the acquisition of the Verbeke Bunkering Business, we have assumed two credit facilities with Belgian banks in aggregate amounts of up to $45.0 million and $45.0 million plus Euro 0.5 million, respectively. The latter was renewed on April 27, 2010. The facilities bore interest at rates of 9.00% and 8.30% respectively.

In October 2010, both credit lines of the facilities were increased to $55.0 million and $70.0 million plus Euro 0.5 million, respectively. The facilities are secured by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the lenders and credit-insured, equally shared between the lenders. The $55.0 million facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances. The $70.0 million and Euro 0.5 million facility bears interest at LIBOR plus 2.00% for drawdowns in U.S. dollars and LIBOR plus 2.50% for other credit advances.

As of December 31 2010, the Company had an outstanding balance under the facilities of $40.0 million and $52.2 million (of which €13,000), respectively.

Receivables Credit and Assignment Agreement. On September 21, 2010, our subsidiary Aegean Marine Petroleum S.A. entered into a receivables credit and assignment agreement with an international bank for an amount up to $50 million and a one-year term. The facility is guaranteed by us and bears interest at LIBOR plus 2.00%. The senior secured revolving credit facility contains covenants requiring, among other things, that we maintain a minimum current ratio of 1.15. As of December 31, 2010, the Company had an outstanding balance of $50 million under the senior secured revolving credit facility.

Revolving Credit Facility. On June 7, 2010, our subsidiary, the Aegean Marine Petroleum S.A. entered into an uncommitted trade credit facility with an international commercial lender for an amount up to $100 million and a one-year term. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. The credit facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The credit facility is guaranteed by us and is secured by, among other things, assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and our guarantee. The facility contains certain covenants and undertakings that require, among other things, that:

- we maintain minimum working capital of $75.0 million;
- we maintain minimum equity of $200.0 million; and
- we maintain a minimum current ratio of 1.15.

The availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion. As of December 31, 2010, we had an outstanding balance of $3.0 million under the credit facility.

Loan Facility With Respect to Company Acquisition. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian Bank in an aggregate amount of Euro 4.0 million. The facility bears interest at EURIBOR plus 2.5%. As of December 31, 2010, the outstanding balance under this facility was $3.5 million (or Euro 2.6 million).

Loan Facility With Respect to One Newbuilding. On April 1, 2010, in connection with our acquisition of the Verbeke Bunkering Business, we assumed a loan agreement with a Belgian bank in an aggregate amount of Euro 3.7 million to finance the construction of our double hull bunkering vessel, Texas. The facility bears interest at a rate of 4.36%. The facility is renewable every five years and was last renewed on April 1, 2009. As of December 31, 2010, the outstanding balance under this loan facility was $2.8 million (or Euro 2.1 million).

Revolving Overdraft Credit Facility. On March 11, 2008, we entered into a one-year, annually-renewable revolving overdraft facility with a local bank in an amount of $20.0 million. On March 1, 2010, the facility was renewed until March 15, 2011 and amended to increase the amount to $30.0 million, adding to the existing securities the vessels Aegean Ace, Aegean Star and Aegean Champion. The renewed facility bears interest at LIBOR plus 2.50% for the first $10.0 million borrowed and LIBOR plus 3.50% for additional amounts outstanding. The facility is secured by, among other things, a first priority mortgage over the vessels, Vera, Sara, Hope, Aegean Ace, Aegean Star and Aegean Champion and requires us to maintain a minimum security value of 125%. Furthermore, the credit facility contains financial covenants requiring us, among other things, to ensure that:

- our market adjusted consolidated book net worth shall not be less than $175.0 million;
- our consolidated leverage ratio shall not exceed 0.65:1; and
- we maintain free liquidity of no less than $25.0 million.

As of December 31, 2009 and December 31, 2010, we had $0 and $1.6 million outstanding under this facility.

On March 30, 2011, the facility was amended to reduce the amount of the facility to $10.0 million. The amended facility is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Aegean Sara. The amended facility is guaranteed by us, bears interest at LIBOR plus 5.5%, and requires us to maintain a minimum security value of 125%.

Senior Secured Credit Facility. On March 16, 2009, with effect as of February 1, 2009, we renewed for a period of two years until January 30, 2011 and amended certain terms of the September 30, 2008 senior secured credit facility. We refer to the renewed and amended facility as our senior secured credit facility. Our senior secured credit facility is in an uncommitted amount of up to $1.0 billion and may be used for working capital and general corporate purposes. Our senior secured credit facility had a committed amount of up to $300.0 million, which decreased to $250.0 million on March 31, 2009, consisting of a guarantee and/or letter of credit line in an amount of up to $197.5 million and a cash advance limit in an amount of up to $250.0 million, which decreased to $147.5 million and $208 million on March 31, 2009, respectively. Our senior secured credit facility bears interest at a rate of LIBOR plus a margin of 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively.

Our senior secured credit facility is secured by, among other things:

- a first priority mortgage on eleven of our double hull bunkering tankers and our three floating storage facilities, or our mortgaged vessels;

- an assignment of all earnings, requisition compensation and insurance policies of our mortgaged vessels;
- a charge over Aegean Marine Petroleum S.A.'s operating account;
- our corporate guarantee and guarantees of our vessel-owning subsidiaries acting as guarantors;
- the general assignment of trade receivables by us and our subsidiaries;
- a floating charge on our inventories; and
- a corporate guarantee of our vessel-owning subsidiaries acting as supplemental guarantors and undertakings to provide first priority mortgages if the lenders so request.

Our senior secured credit facility contains certain covenants requiring us to, among other things:

- maintain our listing at the New York Stock Exchange;
- ensure that our vessels are managed by Aegean Bunkering Services Inc. and that there is no change in their management without the lenders' consent;
- obtain and maintain an interest insurance policy and additional perils pollution insurance policies for 100% of the market value of our vessels;
- indemnify the lenders against the consequences of a pollution incident;
- ensure that there is no change of Company's or our and our subsidiaries' business;
- have direct control of and own directly or indirectly 100% of the capital stock of vessel-owning subsidiaries acting as guarantors and additional guarantors;
- maintain minimum security of 120% of the outstanding facility amount;
- ensure that Mr. Melisanidis controls at least 15% of our shares;
- inform the lenders about any actual or proposed purchases; and
- provide the lenders with financial statements on a semi-annual and annual basis and such other information that the lenders may reasonably request.

Our senior secured credit facility contains customary financial covenants requiring us and our subsidiaries to, among other things, ensure that:

- our book net worth shall not be less than $175.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, our senior secured credit facility requires us to ensure that our interest coverage ratio is always higher than 1.3.

As of December 31, 2009 and December 31, 2010, we had $152.0 million and $180.0 million outstanding under our senior secured credit facility, respectively.

Secured Term Loan With Respect to Three Vessels. On July 8, 2008, we entered into a secured term loan facility with a local bank for an amount of $15.0 million. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5.0 million payable with the last installment.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- a first priority pledge over the operating account of each of the three vessel-owning subsidiaries;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- market value adjusted net worth is not less than $175.0 million;
- the minimum liquidity is not less than $25.0 million; and
- the ratio of total liabilities to total assets shall not exceed 0.65:1.

As of December 31, 2009 and December 31, 2010, the outstanding balance of the loan was $12.6 million and $10.5 million, respectively.

Secured Term Loan With Respect to Four Newbuildings. On April 24, 2008, four of our vessel owning subsidiaries Kassos Navigation S.A., Tilos Navigation S.A., Halki Navigation S.A. and Symi Navigation S.A., as co-borrowers, jointly and severally, entered into a syndicated secured term loan with an international bank for an amount of $38.8 million to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228. Each of four tranches of $9.7 million is available in two advances. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4.3 million payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15%.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

The loan agreement contains financial covenants requiring us to, among other things, ensure that:

- book net worth shall not be less than $175.0 million;
- the ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- the current ratio shall not be less than 1.25-to-one; and
- cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

As of December 31, 2009 and December 31, 2010, the outstanding balance of the loan was $25.3 million and $32.0 million, respectively.

Secured Syndicated Term Loan Facility With Respect to Five Newbuildings. On July 5, 2007, five of our vessel-owning subsidiaries, Andros Marine Inc., Dilos Marine Inc., Ios Marine Inc., Sifnos Marine Inc. and Tinos Marine Inc., as co-borrowers, jointly and severally, entered into a secured credit facility for an aggregate amount of $37.6 million with an international commercial bank to finance the construction of five bunkering tankers, DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15, respectively. On September 12, 2008, we amended this loan facility and increased the loan amount to $43.2 million. The amended loan bears interest at the rate of LIBOR plus 1.0%. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our market value adjusted net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million held with the lender at the end of each month with average minimum daily free liquidity of $10.0 million.

Furthermore, we are required to maintain the listing of our shares on the New York Stock Exchange.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility, as amended, is available in five tranches of $8.6 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $216,000 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance. As of December 31, 2009 and December 31, 2010, the outstanding balance under this loan was $19.8 million and $34.2 million, respectively.

Secured Term Loan Facility With Respect to Five Newbuildings. On February 10, 2006, five of our vessel-owning subsidiaries, Milos Maritime Inc., Amorgos Maritime Inc., Kimolos Maritime Inc., Mykonos Maritime Inc. and Syros Maritime Inc., entered into a secured loan facility with an international commercial bank for an aggregate amount of $33.4 million to partially finance the construction costs of five double hull tankers, Milos, Amorgos, Kimolos, Mykonos and Syros, respectively. The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. The loan is collateralized by a first priority mortgage over each of the vessels.

Upon the lender's demand, this facility may be collateralized by:

- a second priority mortgage over one of our vessels, Aegean Flower;
- a second priority undertaking and assignment to be executed by Aegean Bunkering Services Inc in favor of the lender; and
- a corporate guarantee by one of our vessel-owning subsidiaries, Pontos Navigation Inc.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our market value adjusted net worth shall not be less than $150.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- we maintain additional free liquidity of $25.0 million.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- payment of dividends and the distribution of assets;
- incurrence of debt;

- the change in legal and/or ultimate beneficial ownership of shares of the five vessel-owning subsidiaries borrowing under this facility, Pontos Navigation Inc. and Aegean Bunkering Services Inc;
- merger and consolidation;
- the acquisition of additional vessels; and
- changes in the business activities that are carried on.

The facility is available in five tranches of $6.7 million each. Each tranche is repayable in 48 quarterly installments, first 47 in the amount of $140,000 and the last in the amount of $100,000. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

As of December 31, 2009 and December 31, 2010, we had $28.2 million and $25.4 million outstanding under this facility, respectively.

Secured Syndicated Term Loan Facility With Respect to Seven Newbuildings. On October 30, 2006, seven of our vessel-owning subsidiaries, Kerkyra Marine S.A., Ithaki Marine S.A., Cephallonia Marine S.A., Paxoi Marine S.A., Zakynthos Marine S.A., Lefkas Marine S.A. and Kythira Marine S.A., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $64.8 million with an international commercial bank to finance the construction of seven double hull oil tankers, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, respectively. The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc., as the holding company of the vessel-owning subsidiaries; and
- a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- the book net worth shall not be less than $100.0 million;
- the current ratio shall not be less than 1.25-to-one;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- our cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and

The facility is available in seven tranches of $9.2 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $4.3 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2009 and December 31, 2010, the balance on the loan was $48.9 million and $59.7 million, respectively.

Secured Term Loan Facility With Respect to Two Newbuildings. On October 27, 2006, two of our vessel-owning subsidiaries, Tasman Seaways Inc. and Santon Limited, as co-borrowers, jointly and severally, entered into a loan agreement with an international commercial bank for a term loan facility in an aggregate amount of $17.6 million to partially finance the construction costs of two double hull tankers, Kalymnos and Leros, respectively. The facility bears interest at LIBOR plus 1.15% on 70% of the principal amount and at LIBOR plus 1.25% on 30% of the principal amount.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- our corporate guarantee; and
- a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels.

The secured loan imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;

- mergers and consolidations;
- changes in the business activities that are carried on; and

The facility is available in two tranches of $8.8 million each. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154,000 each, plus a balloon payment of $2.6 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel. As of December 31, 2009 and December 31, 2010, the balance on the loan was $13.8 million and $16.0 million, respectively.

Secured Term Loan Facility With Respect to Three Newbuildings. On October 25, 2006, three of our vessel-owning subsidiaries, Eton Marine Ltd., Benmore Services S.A. and Ingram Enterprises Co., as co-borrowers, jointly and severally entered into a syndicated secured credit facility for an aggregate amount of $26.3 million to partially finance the construction costs of three double hull tankers, Patmos, Nisyros and Karpathos, respectively. This facility bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery.

The loan is collateralized by:

- a first priority or first preferred ship mortgage over each of the vessels, in favor of the lenders;
- a corporate guarantee by us and Aegean Shipholdings Inc, as the holding company of the vessel-owning subsidiaries;
- a manager's undertaking from Aegean Bunkering Services Inc, as the management company of the vessels; and
- personal guarantee by a personal guarantor to be agreed upon by the lenders.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- the book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one; and
- the current ratio shall not be less than 1.25:1;

The credit facility imposes certain operating and financial restrictions on the borrowers, including restrictions on:

- the payment of dividends and the distribution of assets;
- the incurrence of debt;
- mergers and consolidations;
- changes in the business activities that are carried on; and

The facility is available in three tranches of $8.8 million each. Each tranche is repayable in 40 quarterly installments in the amount of $125,000 each, plus a balloon payment of $3.8 million payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. As of December 31, 2009 and December 31, 2010, the balance on the loan was $18.4 million and $24.0 million, respectively.

Secured Syndicated Term Loan Facility With Respect to Five Newbuildings. On August 30, 2005, as amended, five of our vessel-owning subsidiaries, Kithnos Maritime Inc., Naxos Maritime Inc., Paros Maritime Inc., Santorini Maritime Inc. and Serifos Maritime Inc., as co-borrowers, jointly and severally, entered into a syndicated secured credit facility for an aggregate amount of $35.5 million with an international commercial bank to finance the construction of five bunkering tankers Kithnos, Naxos, Paros, Santorini and Serifos, respectively. The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. Under the terms of the agreement, the borrowers may enter into interest rate swap agreements to hedge their exposure to interest rate risk.

The loan is collateralized by:

- a first priority mortgage over each of the vessels;
- assignments of earnings, insurances and requisition compensation of each of the mortgaged vessels; and
- corporate guarantees of Aegean Shipholdings Inc., and Aegean Bunkering Services Inc and our corporate guarantee.

Our corporate guarantee contains customary financial covenants requiring us to ensure that:

- our book net worth shall not be less than $100.0 million;
- our ratio of total liabilities to total assets shall not exceed 0.65-to-one;
- our ratio of current assets to current liabilities shall not be less than 1.25-to-one; and
- our cash and cash equivalents exceed 50% of the debt service being due in the succeeding annual period.

The credit facility contains customary financial restrictions on the borrowers, including restrictions on:

- the minimum value of the collateral;
- incurrence of debt; and
- payment of dividends.

The facility is available in five tranches of $7.1 million each. Each tranche is repayable in 40 quarterly installments, first 30 in the amount of $120,000 and the remaining ten in the amount of $110,000, plus a balloon payment at the end of the term in the amount of $2.4 million. As of December 31, 2009 and December 31, 2010, the balance on the loan was $32.1 million and $29.7 million, respectively.

Liquidity and Uses of Cash

Cash and cash equivalents, as of December 31, 2009 and 2010 amounted to $54.8 million and $86.5 million, respectively. The table below illustrates our working capital and working capital excluding cash and debt as of December 31, 2009 and 2010. Working capital is defined as current assets less current liabilities.

The marine fuel supply industry is capital intensive. The timing and levels of operational cash flows are important aspects of our business. Our periodic cash flows from operations are mainly dependent on our periodic working capital excluding cash and debt. Accordingly, we use working capital excluding cash and debt to monitor changes in our operational working capital accounts such as trade receivables, inventories and trade payables, and to assess the current strength and to predict the future state of our cash flows from operations. Our periodic working capital excluding cash and debt is partly driven by our sales volume growth rates for the relevant periods. As a result, the higher the sales volume growth rates are, the larger the working capital investment needed to purchase and sell the increased quantities of fuel. A larger working capital investment decreases our operational cash flows for the relevant periods. Furthermore, significant period-on-period movement in the average outstanding days of our trade receivables, inventories and trade payables considerably impacts our periodic working capital excluding cash and debt positions and our operational cash flows. Finally, significant fluctuations in marine fuel prices materially affect our periodic working capital excluding cash and debt. A period-on-period increase in marine fuel prices increases the level of working capital investment needed to purchase the same quantity of marine fuel. Accordingly, we would have to increase our working capital investment at a multiple of the increase in marine fuel prices in order to increase our sales volumes.

	As of December 31,	
	2009	**2010**
	(in thousands of U.S. dollars)	
Working capital	218,488	**212,821**
Working capital excluding cash and debt	221,794	**402,762**

During the year ended December 31, 2010, our working capital, excluding cash, restricted cash and debt, increased to $402.8 million as compared to $221.8 million as of December 31, 2009. However, our working capital, defined as current assets minus current liabilities, position as of December 31, 2010 decreased slightly to $212.8 million from $218.5 million a year ago. The increase of our working capital, excluding cash, restricted cash and debt was primarily attributable to the classification to long-term debt of our committed amount under the senior secured credit facility that was renewed after December 31, 2010 and before the filing of the Company's Form 20-F.

We primarily use our cash to fund marine petroleum product purchases for resale to our customers. Except for transactions with our related company, Aegean Oil, in which we usually have been extended unsecured trade credit, we obtain secured trade credit from our suppliers against a standby letter of credit. In certain cases, we purchase quality marine petroleum products from certain suppliers at discounted prices with cash on or near delivery. Our ability to fund marine petroleum product purchases, obtain trade credit from our suppliers, and provide standby letters of credit is critical to the success of our business. Increases in oil prices negatively impact our liquidity by increasing the amount of cash needed to fund marine petroleum product purchases as well as reducing the volume of marine petroleum products which can be purchased on a secured credit basis from our suppliers.

We also use our cash to fund the acquisition or construction costs of vessels as well as to fund the maintenance cost of these vessels. The following table illustrates the cash paid for the acquisition and construction of vessels and the cash paid for drydocking of our vessels, for the years ended December 31, 2008, 2009 and 2010.

	Year Ended December 31,		
	2008	2009	**2010**
	(in thousands of U.S. dollars)		
Payments for net vessel acquisitions	21,665	25,420	**26,576**
Payments for vessel construction	116,990	84,444	**59,568**
Payments for drydocking	6,890	5,504	**10,073**

Payments for vessel acquisitions will continue in the coming years due to our existing commitments on our newbuilding contracts. As of December 31, 2010, two of the six bunkering tankers on order have a total construction cost of $10.7 million each, three have a total construction cost of $12.2 million each, and the remaining has a construction cost of $5.6 million. These costs include newbuilding contracts with the shipyards as well as supervision contracts. The construction costs of both the bunkering tankers and the specialty tanker are payable in milestones over the duration of the construction of these vessels. The remaining obligations under the construction and supervision contracts which are payable within 2011 are $13.9 million.

Currently, we intend to purchase only secondhand double hull bunkering tankers, which are generally more costly than secondhand single hull bunkering tankers. Payments for drydocking are also expected to increase, mainly due to the increased number of vessels in our fleet.

It is our intention to fund the remaining capital commitments on our newbuilding contracts using cash on hand and existing long-term bank debt. We intend to fund our growth strategy, which may include further acquisitions of additional vessels or investments in other energy-related projects using either cash on hand and cash flow from operations or new long-term bank debt.

We anticipate that assuming market conditions are consistent with our historical experience, cash on hand, internally generated cash flow and borrowings under our credit facilities will be sufficient to fund our business, including our working capital requirements. While we do not currently intend to do so, in the future we may consider raising funds through additional equity or debt offerings, depending on our future business plans.

Our beliefs, intentions, plans and expectations concerning liquidity and our ability to obtain financing are based on currently available information. To the extent this information proves to be inaccurate, or if circumstances change, future availability of trade credit or other sources of financing may be reduced and our liquidity would be adversely affected. Factors that may affect the availability of trade credit, or other financing, include our performance, the state of worldwide credit markets, and our levels of outstanding debt. In addition, we may decide to raise additional funds to respond to competitive pressures or changes in market conditions, to fund future growth, or to acquire vessels. We cannot guarantee that financing will be available when needed or desired, or on terms favorable to us.

CASH FLOW

Net Cash Provided by Operating Activities

Net cash used in operating activities was $64.6 million for the year ended December 31, 2010 as compared to net cash used in operating activities of $61.4 million for 2009. This increase was primarily attributable to an increase in working capital excluding cash and debt, which is directly related to the timing of collections from customers and payment of suppliers especially subsequent to the acquisition of the Verbeke Bunkering Business in April 2010. Our working capital excluding cash and debt increased by $181.0 million, to a surplus of $402.8 million as of December 31, 2010 compared to a surplus of $221.8 million as of December 31, 2009.

Net cash used in operating activities was $61.4 million for the year ended December 31, 2009 as compared to net cash provided by operating activities of $136.7 million for 2008. This decrease was primarily attributable to an increase in working capital as a result of the increase in the price of marine petroleum products during the last quarter of 2009. Working capital excluding cash and debt increased by $121.6 million, to a surplus of $221.8 million as of December 31, 2009 compared to a surplus of $100.2 million as of December 31, 2008.

Net Cash Used in Investing Activities

Net cash used in investing activities was $169.0 million for the year ended December 31, 2010. During the period, we paid $63.7 for corporate acquisitions in Belgium and Canary Islands, $59.6 million as milestone payments under our newbuilding and engineering contracts, $26.6 million to acquire the secondhand storage facilities, Aeolos and Mediterranean and $11.6 for the construction our storage facility in Fujairah. Furthermore, we paid $10.5 for other fixed assets mainly to purchase land and building in Jamaica while we received net cash consideration of $2.9 million for the sale of our tankers Aegean Pride and Aegean Force.

Net cash used in investing activities was $75.2 million for the year ended December 31, 2009. During the period, we paid $84.4 million as milestone payments under our newbuilding and engineering contracts and we paid $25.4 million mainly to acquire the secondhand vessels, Aegean Star, Aegean Champion and Aegean Ace. Furthermore, we received net cash consideration of $34.5 million for the sale of our specialty tankers and our vessel Aegean IX.

Net cash used in investing activities was $135.7 million for the year ended December 31, 2008. During the period, we paid $117.0 million as milestone payments under our newbuilding and engineering contracts and we paid $21.7 million mainly to acquire the secondhand vessels, Aegean III, Aegean VIII, Aegean XII and

Aegean Ace. Furthermore, we paid net cash consideration of $9.1 million for our acquisitions of ICS Petroleum Ltd. During 2008, our restricted cash balances decreased by $12.6 million which increased our cash flows by the same amount.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $265.3 million for the year ended December 31, 2010 mainly due to additional drawdowns of $176.2 million under our term loan facilities and $95.1 under our short-term credit facilities to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers. Part of this increase in funding was offset by repayments of long-term debt of $116.8 million. The net proceeds from the issuance of common stock amounted to $139.0 million while the cash paid to repurchase common stock was $24.7 million. Furthermore, during the year ended December 31, 2010, we paid for capital lease and financing costs $1.3 million while we declared and paid dividends of $1.9 million to our shareholders.

Net cash provided by financing activities was $144.5 million for the year ended December 31, 2009 mainly due to additional drawdowns of $133.6 million under our term loan facilities and our senior secured credit facility to finance a portion of the construction costs of our new vessels and the marine petroleum purchases for resale to our customers and due to an increase in short-term borrowings under our credit facilities for the same purposes. Part of this increase in funding was offset by repayments of long-term debt of $36.2 million. Furthermore, during the year ended December 31, 2009, we paid for financing costs $1.2 million and declared and paid dividends of $1.7 million to our shareholders.

Net cash provided by financing activities was $43.9 million for the year ended December 31, 2008 mainly due to additional drawdowns of $93.6 million under our term loan facilities to finance a portion of the construction costs of our new vessels. Part of this increase in funding was offset by repayments of long-term debt of $4.1 million and $43.0 million in payments to reduce short-term borrowings. Furthermore, during the year ended December 31, 2008, we declared and paid dividends of $1.7 million to our shareholders.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Not applicable.

D. TREND INFORMATION

During the year ended December 31, 2010, our sales volume of marine fuel increased by 66.5% as compared to the prior year, which was mainly due to additional sales of marine fuel in the United Arab Emirates, Singapore and Morocco and due to sales in our new markets, ARA region and Las Palmas, Canary Islands. We have also expanded our bunkering fleet by taking delivery of nine double-hull bunkering tanker newbuildings and by acquiring two secondhand double-hull tankers to use as storage facilities. We expect our growth to continue in 2011 as we expand our business and marine fuel delivery capabilities in existing markets and enter new markets. We commenced operations in the ARA region and Las Palmas in the second and third quarter of 2010 respectively and we will expand our fleet by at least five new double hull bunkering tankers, for which we have firm orders, during the next year.

In addition to our bunkering operations, we market and distribute marine lubricants under the Alfa Marine Lubricants brand. Further to the cooperation with Gulf Oil marine within the Sealub Alliance Network, we proceeded in building up our own production and distributing network in several major worldwide ports. Within 2011, we will continue expanding our branded supply and we expect the sales volumes to gradually increase.

Our success in attracting business has been due, in part, to our willingness to extend trade credit on an unsecured basis to our customers after suitable credit analysis of them. The recent adverse changes in world credit markets may adversely affect our ability to do business with customers whose creditworthiness may no longer meet our criteria. Volatility in the price of marine fuel and lubricants may also affect our working capital requirements.

E. OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements.

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2010:

	Within One Year	One to Three Years	Three to Five Years	More than Five Years	Total
	(in millions of U.S. dollars)				
Long-term bank debt (excluding interest)	74.9	169.8	34.3	138.8	417.8
Capital lease	1.0	2.3	0.4	—	3.7
Operating lease commitments	7.4	26.3	26.2	254.4	314.3
Interest on long-term bank debt[(1)]	8.9	14.4	8.4	11.5	43.2
Minimum purchase commitments[(2)]	177.0	354.1	221.3	—	752.4
Newbuilding contracts—bunkering tankers	13.9	—	—	—	13.9
Total	283.1	566.9	290.6	404.7	1,545.3

(1) Our long-term bank debt outstanding as of December 31, 2010 bears variable interest at margin over LIBOR. The calculation of variable rate interest payments is based on an actual weighted average rate of 2.24% for the year ended December 31, 2010, adjusted upward by 10 basis points for each year thereafter.

(2) In the normal course of business, we have entered into long-term contracts with reputable suppliers, such as government refineries or major oil producers. The contractual commitments set forth in the above table include the minimum purchase requirements in our contract with Aegean Oil. The minimum purchase requirements provided for in our contract with Aegean Oil have been calculated by multiplying the minimum monthly volumes of marine fuel specified in the contract by an indicative market price based on quoted PLATTS prices as of December 31, 2010.

G. SAFE HARBOR

Forward-looking information discussed in this Item 5 includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. Please see the section entitled "Cautionary Statement Regarding Forward-Looking Statements" in this report.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Price Risk

Our price risk has been minimal because we have generally purchased inventory for which we have already had a binding sales contract in place. We generally do not fix future prices for delivery of fuel in excess of one week and our suppliers generally use average PLATTS pricing in their calculation of cost prices to us. Accordingly, our exposure to price risk has covered a period of only a few days. In Gibraltar, West Africa, the United Kingdom and the UAE, we operate storage facilities and we currently import and store cargos of marine fuel prior to resale to customers. Accordingly, in Gibraltar, West Africa, the United Kingdom, the UAE and Las Palmas we purchased fuel before entering into a binding sales contract with a customer. We believe that our exposure to price risk in these locations covers a period of one to two weeks. In view of our minimal price risk, we have not entered into derivative contracts, swaps or futures to mitigate the risk of market price fluctuations in marine fuel. Our policy is to not use fuel related derivative financial instruments for speculative purposes.

In the future, we may enter into long-term fixed price sales commitments, which fix the prices of future fuel sales. Furthermore, we may use cargo storage in our other service centers or we might import larger cargos of fuel for storage, which would increase our oil price risk. Furthermore, in the future, we might execute cargo trading transactions to arbitrage the price of marine fuel, which method would increase our oil price risk. Finally, we may enter into derivative contracts in the forms of swaps or futures in order to mitigate the risk of market price fluctuations in marine fuel.

Interest Rate Risk

We are subject to market risks relating to changes in interest rates as we have significant amounts of floating rate long-term debt and short-term borrowings outstanding. During the year ended December 31, 2010, we paid interest on this debt based on LIBOR plus an average spread of 1.66% on our bank loans. A one percent increase in LIBOR would have increased our interest expense for the year ended December 31, 2010 from $12.7 million to $17.2 million. We expect to repay these borrowings on a periodic basis using cash flows from operations.

At any time and from time to time, we may enter into derivative contracts, including interest rate swaps, to hedge a portion of our exposure in our floating rate long-term and short-term debt.

Exchange Rate Risk

We have conducted the vast majority of our business transactions in U.S. dollars. We have purchased marine petroleum products in the international oil and gas markets and our vessels have operated in international shipping markets; both these international markets transact business primarily in U.S. dollars. Accordingly, our total revenues have been fully denominated in U.S. dollars and our cost of marine petroleum products, which, for the year ended December 31, 2010, comprised approximately 96% of our total operating expenses have been denominated in U.S. dollars. Our balance sheet is mainly comprised of dollar-denominated assets including trade receivables, inventories and the cost of vessels, and liabilities including trade payables, short-term borrowings and long-term loans. Our foreign exchange losses in recent periods have mainly arisen from the translation of assets and liabilities of our service centers that are denominated in local currency. Accordingly, the impact of foreign exchange fluctuations on our consolidated statements of income has been minimal.

Should we enter certain markets where payments and receipts are denominated in local currency or should either the international oil and gas markets or the international shipping markets change their base currency from the U.S. dollar to another international currency such as the Euro, the impact on our dollar-denominated consolidated statements of income may be significant.

Due to the minimal historic impact of foreign exchange fluctuations on us, it is our policy to not enter into hedging arrangements in respect of our foreign currency exposures.



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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Aegean Marine Petroleum Network, Inc.

Majuro, Republic of the Marshall Islands

We have audited the accompanying consolidated balance sheets of Aegean Marine Petroleum Network, Inc. and subsidiaries (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Aegean Marine Petroleum Network, Inc. and subsidiaries as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 4, 2011 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte.
Hadjipavlou, Sofianos & Cambanis S.A.
Athens, Greece
April 4, 2011

CONSOLIDATED BALANCE SHEETS

As of December 31, 2009 and 2010

(Expressed in thousands of U.S. dollars—except for share and per share data)

	December 31,	
	2009	**2010**
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 54,841	**$ 86,499**
Trade receivables, net of allowance for doubtful accounts of $1,751 and $1,293, as of December 31, 2009 and 2010, respectively	275,630	**439,682**
Due from related companies (Note 4)	8,454	**20,510**
Inventories (Note 5)	140,115	**155,018**
Prepayments and other current assets (Note 6)	24,476	**26,150**
Deferred tax asset (Note 22)	170	**—**
Restricted cash (Note 2)	5,000	**5,340**
Total current assets	508,686	**733,199**
FIXED ASSETS:		
Advances for vessels under construction and acquisitions (Note 7)	136,494	**77,858**
Advances for other fixed assets under construction (Note 8)	—	**11,630**
Vessels, cost (Note 9)	321,915	**479,489**
Vessels, accumulated depreciation (Note 9)	(41,993)	**(54,168)**
Vessels' net book value	279,922	**425,321**
Other fixed assets, net (Note 10)	1,647	**13,511**
Total fixed assets	418,063	**528,320**
OTHER NON-CURRENT ASSETS:		
Deferred charges, net (Note 11)	15,376	**18,065**
Intangible assets (Note 12)	7,095	**19,984**
Goodwill (Note 3)	17,431	**37,946**
Deferred tax asset (Note 22)	598	**2,218**
Other non-current assets	96	**103**
Total non-current assets	40,596	**78,316**
Total assets	$967,345	**$1,339,835**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term borrowings (Note 13)	$ 50,000	**$ 206,884**
Current portion of long-term debt (Note 14)	13,147	**74,896**
Trade payables to third parties	182,438	**192,850**
Trade payables to related companies (Note 4)	24,844	**18,472**
Other payables to related companies (Note 4)	585	**572**
Accrued and other current liabilities	19,184	**26,704**
Total current liabilities	290,198	**520,378**
OTHER NON-CURRENT LIABILITIES:		
Long-term debt, net of current portion (Note 14)	337,890	**342,918**
Deferred tax liability (Note 22)	—	**2,669**
Other non-current liabilities	4,200	**3,507**
Total non-current liabilities	342,090	**349,094**
COMMITMENTS AND CONTINGENCIES (Note 15)	—	**—**
STOCKHOLDERS' EQUITY:		
Preferred stock, $0.01 par value; 25,000,000 shares authorized, none issued	—	**—**
Common stock, $0.01 par value; 100,000,000 shares authorized at December 31, 2009 and 2010; 43,009,303 and 47,709,420 shares, issued and outstanding at December 31, 2009 and 2010, respectively (Note 20)	430	**477**
Treasury stock, $0.01 par value; 0 and 1,000,000 shares, repurchased at December 31, 2009 and December 31, 2010, respectively (Note 20)	—	**(24,680)**
Additional paid-in capital (Note 20)	194,112	**337,196**
Retained earnings	140,515	**157,370**
Total stockholders' equity	335,057	**470,363**
Total liabilities and stockholders' equity	$967,345	**$1,339,835**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars—except for share and per share data)

	For the Year Ended December 31,		
	2008	2009	**2010**
REVENUES:			
Sales of marine petroleum products—third parties	$2,757,181	$2,436,340	**$4,909,128**
Sales of marine petroleum products—related companies (Note 4)	10,886	13,105	**45,471**
Voyage revenues	1,379	9,044	**7,261**
Other revenues	8,526	12,471	**9,775**
Total revenues	2,777,972	2,470,960	**4,971,635**
EXPENSES:			
Cost of marine petroleum products sold (exclusive of items shown separately below)—third parties	2,242,911	1,999,193	**4,420,103**
Cost of marine petroleum products sold (exclusive of items shown separately below)—related companies (Note 4)	351,532	267,767	**303,620**
Salaries, wages and related costs	41,666	47,708	**67,378**
Depreciation (Notes 9 and 10)	12,604	16,792	**21,092**
Amortization of drydocking costs (Note 11)	3,640	4,574	**5,805**
Amortization of finite lived intangibles (Note 12)	313	312	**1,001**
(Gain)/loss on sale of vessels, net (Note 9)	—	(4,094)	**1,540**
Other operating expenses (Note 16)	73,157	79,492	**109,270**
Total expenses	2,725,823	2,411,744	**4,929,809**
Operating income	52,149	59,216	**41,826**
OTHER INCOME/(EXPENSE):			
Interest and finance costs (Notes 11, 13, 14 and 17)	(12,377)	(10,255)	**(17,351)**
Interest income	501	46	**31**
Foreign exchange gains (losses), net	1,521	(329)	**(3,612)**
	(10,355)	(10,538)	**(20,932)**
Income before income taxes	41,794	48,678	**20,894**
Income taxes (Note 22)	(1,879)	(153)	**(2,161)**
Net income	$ 39,915	$ 48,525	**$ 18,733**
Basic earnings per common share	$ 0.94	$ 1.13	**$ 0.40**
Diluted earnings per common share	$ 0.94	$ 1.13	**$ 0.40**
Weighted average number of shares, basic	42,497,450	42,579,187	**46,295,973**
Weighted average number of shares, diluted	42,625,801	42,644,448	**46,445,499**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars—except for share and per share data)

	Common Stock		Treasury Stock					
	# of Shares	Par Value	# of Shares	Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
BALANCE, December 31, 2007	42,461,428	$425	—	$ —	$187,795	$ 55,505	$ —	$243,725
Net income	—	—	—	—	—	39,915	—	39,915
Dividends declared and paid ($0.04 per share)	—	—	—	—	—	(1,711)	—	(1,711)
Share-based compensation (Note 19)	82,180	—	—	—	2,863	—	—	2,863
Foreign currency translation adjustment	—	—	—	—	—	—	211	211
BALANCE, December 31, 2008	42,543,608	$425	—	$ —	$190,658	$ 93,709	$ 211	$285,003
Net income	—	—	—	—	—	48,525	—	48,525
Dividends declared and paid ($0.04 per share)	—	—	—	—	—	(1,719)	—	(1,719)
Share-based compensation (Note 19)	465,695	5	—	—	3,454	—	—	3,459
Foreign currency translation adjustment	—	—	—	—	—	—	(211)	(211)
BALANCE, December 31, 2009	43,009,303	$430	—	$ —	$194,112	$140,515	$ —	$335,057
Net income	—	—	—	—	—	18,733	—	18,733
Dividends declared and paid ($0.04 per share)	—	—	—	—	—	(1,878)	—	(1,878)
Issuance of common stock (Note 20)	4,491,900	45	—	—	139,002	—	—	139,047
Share-based compensation (Note 19)	208,217	2	—	—	4,082	—	—	4,084
Repurchases of common stock (Note 20)	—	—	(1,000,000)	(10)	(24,670)	—	—	(24,680)
BALANCE, December 31, 2010	**47,709,420**	**$477**	**(1,000,000)**	**$(10)**	**$312,526**	**$157,370**	**$ —**	**$470,363**

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2008, 2009 and 2010
(Expressed in thousands of U.S. dollars)

	For the Year Ended December 31,		
	2008	2009	**2010**
Cash flows from operating activities:			
Net income	$ 39,915	$ 48,525	**$ 18,733**
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Depreciation	12,604	16,792	**21,092**
(Release of) provision for doubtful accounts	(280)	428	**(458)**
Share-based compensation	2,863	3,458	**4,084**
Amortization	4,783	5,562	**7,667**
Provision for income taxes	1,879	153	**(589)**
Gain on sale of vessel	—	(4,094)	**1,540**
Other non-cash charges	(136)	—	**384**
Decrease (increase) in:			
Trade receivables	87,228	(144,792)	**(70,342)**
Due from related companies	1,185	(5,953)	**(12,056)**
Inventories	44,550	(84,785)	**(8,351)**
Prepayments and other current assets	(1,187)	(10,915)	**209**
(Decrease) increase in:			
Trade payables	(35,680)	114,622	**(19,341)**
Other payables to related companies	27	398	**(13)**
Accrued and other current liabilities	(14,314)	5,345	**2,782**
(Increase) decrease in other non-current assets	93	(670)	**(6)**
Increase in other non-current liabilities	97	77	**112**
Payments for drydocking	(6,890)	(5,504)	**(10,073)**
Net cash provided by (used in) operating activities	136,737	(61,353)	**(64,626)**
Cash flows from investing activities:			
Advances for vessels under construction	(116,990)	(84,444)	**(59,568)**
Advances for vessel acquisitions	(21,665)	(25,420)	**(26,576)**
Advances for other fixed assets under construction	—	—	**(11,630)**
Corporate acquisitions, net of cash acquired	(9,065)	—	**(63,652)**
Net proceeds from sale of vessels	—	34,499	**2,920**
Purchase of other fixed assets	(549)	(335)	**(10,499)**
Decrease in restricted cash	14,234	5,470	**2**
Increase in restricted cash	(1,632)	(5,000)	**—**
Net cash used in investing activities	(135,667)	(75,230)	**(169,003)**
Cash flows from financing activities:			
Proceeds from long-term debt	93,636	133,648	**176,172**
Repayment of long-term debt	(4,120)	(36,232)	**(116,841)**
Repayment of capital lease obligation	—	—	**(1,225)**
Net change in short-term borrowings	(43,000)	50,000	**95,103**
Repurchases of common stock	—	—	**(24,680)**
Financing costs paid	(915)	(1,200)	**(411)**
Proceeds from the issuance of common stock	—	—	**147,109**
Issuance of common stock cost	—	—	**(8,062)**
Dividends paid	(1,711)	(1,719)	**(1,878)**
Net cash provided by financing activities	43,890	144,497	**265,287**
Net increase in cash and cash equivalents	44,960	7,914	**31,658**
Cash and cash equivalents at beginning of year	1,967	46,927	**54,841**
Cash and cash equivalents at end of year	$ 46,927	$ 54,841	**$ 86,499**
SUPPLEMENTAL CASH FLOW INFORMATION			
Cash paid during the year for interest, net of capitalized interest:	$ 12,638	$ 7,727	**$ 9,872**
Cash paid during the year for income taxes:	$ —	$ 1,788	**$ 1,822**

The accompanying notes are an integral part of these consolidated financial statements.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

1. BASIS OF PRESENTATION:

The accompanying consolidated financial statements include the accounts of Aegean Marine Petroleum Network Inc. (hereinafter referred to as "Aegean") and its subsidiaries (Aegean and its subsidiaries are hereinafter collectively referred to as the "Company"). The Company is an independent physical supplier and marketer of refined marine fuel and lubricants to ships in port and at sea.

Aegean was formed on June 6, 2005, under the laws of the Republic of the Marshall Islands, for the purpose of acquiring all outstanding common shares of companies owned, directly and indirectly, by Leveret International Inc. ("Leveret"), which is a personal holding company owned and controlled by Aegean's founder and Head of Corporate Development, Mr. Dimitris Melisanidis. The transaction described above constitutes a reorganization of companies under common control, and has been accounted for in a manner similar to a pooling of interests. Accordingly, the combined and consolidated financial statements of the Company have been presented giving retroactive effect to the transaction described above, using combined and consolidated historical carrying costs of the assets and liabilities.

In December 2006, Aegean completed its initial public offering of 14,375,000 common shares on the New York Stock Exchange ("2006 IPO") under the United States Securities Act of 1933, as amended.

Material Subsidiaries

(a) *Aegean Marine Petroleum S.A. ("AMP")*, incorporated in the Republic of Liberia on January 4, 1995, is engaged in the commercial purchase and sale of marine petroleum products and is the principal operating entity of the Company.

(b) *Service Centers*, which monitor and support the logistical aspects of each order in their respective geographical locations.

Company Name	Country of Incorporation	Date of Incorporation
Aegean Marine Petroleum LLC (the "UAE Service Center")	United Arab Emirates	07/26/2000
Aegean Bunkering Gibraltar Ltd. (the "Gibraltar Service Center")	Gibraltar	08/07/1997
Aegean Bunkering Jamaica Ltd. (the "Jamaica Service Center")	Jamaica	11/25/2004
Aegean Bunkering (Singapore) Pte. Ltd. (the "Singapore Service Center")	Singapore	06/07/2005
Aegean Bunkering (Ghana) Limited (the "West Africa Service Center")	Ghana	05/18/2007
Aegean Bunkers at Sea NV ("ABAS," the "NW Europe Service Center")	Belgium	12/16/1999
Portland Bunkers International Ltd. (the "UK Service Center")	United Kingdom	12/13/1999
ICS Petroleum LTD—Vancouver	Canada	11/25/1985
ICS Petroleum (Montreal) LTD	Canada	06/03/1986
West Coast Fuel Transport—Mexico	Canada	09/10/1990
Aegean Bunkering Trinidad Ltd. (the "Trinidad Service Center")	Trinidad & Tobago	02/20/2006
Verbeke Shipping NV (the "Verbeke Business Center")	Belgium	02/12/1986
Aegean Bunkering Combustibles Las Palmas S.A. (the "Las Palmas Center")	Las Palmas	04/30/2010

Aegean Marine Petroleum LLC is also the owner of the Aegean Flower, a 6,523 dwt (built in 2001) oil products tanker purchased on January 5, 2004.

West Coast Fuel Transport is also the owner of PT 25, a 2,560 dwt (built in 1988) oil products barge purchased on July 1, 2008.

ICS Petroleum LTD is also the owner of PT 36, a 3,730 dwt (built in 1980) oil products barge purchased on July 1, 2008.

Aegean Bunkers at Sea NV is also the owner of Sara, a 7,389 dwt (built in 1990) oil products tanker purchased on October 9, 2007.

Aegean Bunkering Gibraltar Ltd also, provides technical and logistics support to the Company's operations in Morocco in the Tangier Med 1 area.

The companies of the Verbeke Business are also the owners of the following vessels:

Company Name	Vessel Details			
	Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Barges	Colorado	2004	5,088	04/01/2010
Verbeke Bunkering	Vigo	1971	1,319	04/01/2010
Aegean Barges	Elbe	1962	542	04/01/2010
Aegean Barges	Ellen	1971	1,439	04/01/2010
Aegean Barges	Blender	1963	736	04/01/2010
Verbeke Bunkering	Willem SR	2006	3,180	04/01/2010
Verbeke Bunkering	Steidamm	1972	1,634	04/01/2010
Jadaco	Tapuit	1971	2,500	04/01/2010
Blatoma	Texas	2003	4,165	04/01/2010

(c) *Aegean Bunkering Services Inc. (the "Manager")* was incorporated in the Marshall Islands on July 11, 2003 and provides all the vessel-owning companies listed below with a wide range of shipping services such as technical support and maintenance, insurance arrangement and handling, financial administration and accounting services.

(d) *Vessel-owning Companies with Operating Vessels:*

Company Name	Date of Incorporation	Vessel Details			
		Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Seven Maritime Inc. ("Aegean VII")	01/20/1998	Aegean VII	1984	3,892	02/04/1998
Clyde I Shipping Corp. ("Clyde")	05/10/2004	Aegean Tulip	1993	4,853	05/20/2004
Aegean X Maritime Inc. ("Aegean X")	08/31/2004	Aegean X	1982	6,400	08/31/2004
Mare Vision S.A. ("Mare")	11/01/2005	Aegean XI	1984	11,050	05/03/2006
Aegean Tanking S.A. ("Tanking")	07/12/2006	Fos II	1981	67,980	09/05/2006
Vera Navigation S.A. ("Vera")	09/14/2007	Vera	1985	3,720	10/09/2007
Milos I Maritime Inc. ("Milos I")	01/28/2005	Hope	1980	10,597	08/24/2007
Ouranos Tanking S.A. ("Ouranos")	02/09/2007	Ouranos	1983	67,980	02/20/2007
Sea Breezer Marine S.A. ("Sea Breezer")	04/02/2004	Aegean Princess	1991	7,030	05/25/2007
Milos Shipping Pte. Ltd. ("Milos")	11/23/2006	Milos	2007	4,626	06/29/2007
Serifos Shipping Pte. Ltd. ("Serifos")	11/23/2006	Serifos	2007	4,664	11/20/2007
Pontos Navigation Inc. ("Pontos")	09/09/2002	Leader	1985	83,890	09/21/2007
Mykonos I Maritime Inc. ("Mykonos I")	01/28/2005	Mykonos	2008	4,626	06/25/2008
Santorini I Maritime Inc. ("Santorini I")	01/28/2005	Santorini	2008	4,629	09/26/2008
Amorgos Maritime Inc. ("Amorgos")	01/28/2005	Amorgos	2007	4,664	12/21/2007
Eton Marine Ltd. ("Eton")	12/21/2005	Patmos	2008	6,262	11/18/2008
Kithnos Maritime Inc. ("Kithnos")	01/28/2005	Kithnos	2007	4,626	11/30/2007
Paros Shipping Pte. Ltd. ("Paros")	01/28/2005	Paros	2008	4,629	11/25/2008
Kimolos Shipping Pte. Ltd. ("Kimolos")	01/28/2005	Kimolos	2008	4,664	03/04/2008
Syros I Maritime Inc. ("Syros I")	01/28/2005	Syros	2008	4,596	04/21/2008
Silver Sea Shipping S.A. ("Aegean Star'")	03/09/2009	Aegean Star	1980	11,520	04/08/2009
AMP Maritime S.A. ("Aegean Champion")	12/15/2008	Aegean Champion	1991	23,400	04/30/2009
Kerkyra Marine S.A. ("Kerkyra")	09/26/2006	Kerkyra	2009	6,290	07/29/2009
Tasman Seaways Inc. ("Kalymnos")	12/21/2005	Kalymnos	2009	6,283	02/20/2009
Paxoi Marine S.A. ("Paxoi")	09/26/2006	Paxoi	2009	6,310	11/20/2009
Ithaki Shipping Pte. Ltd. ("Ithaki")	07/06/2009	Ithaki	2009	6,272	09/01/2009
Naxos Shipping Pte. Ltd. ("Naxos")	12/18/2008	Naxos	2009	4,626	01/07/2009
Cephallonia Marine S.A.	09/26/2006	Kefalonia	2009	6,272	10/15/2009
PT 22 Shipping Co. Ltd. ("PT 22")	01/22/2009	PT 22	2001	2,315	05/29/2009
Lefkas Shipping Pte. Ltd. ("Lefkas")	09/26/2006	Lefkas	2010	6,321	03/16/2010
Andros Marine Inc. ("Andros")	02/21/2007	Andros	2010	4,605	02/05/2010
Zakynthos Marine S.A. ("Zakynthos")	09/27/2006	Zakynthos	2010	6,303	01/20/2010
Victory Sea Shipping S.A. ("Victory")	12/30/2009	Aeolos	1990	84,040	05/07/2010
Kythira Marine S.A. ("Kythira")	09/26/2006	Kythira	2010	6,314	04/30/2010
Dilos Marine Inc. ("Dilos")	02/21/2007	Dilos	2010	4,593	05/05/2010
Benmore Services S.A. ("Benmore")	12/21/2005	Nisyros	2010	6,312	06/01/2010
Ingram Enterprises Co. ("Ingram")	01/10/2006	Karpathos	2010	6,247	07/12/2010
Santon Limited ("Santon")	01/10/2006	Leros	2010	6,311	09/03/2010
Ios Marine Inc. ("Ios")	02/21/2007	Ios	2010	4,620	09/08/2010
Kassos Navigation S.A. ("Kassos")	02/14/2008	Kassos	2010	6,256	10/29/2010

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(e) Vessel-owning companies with vessels under construction:

Company Name	Date of Incorporation	Vessel Details	
		Hull Number	Size (dwt)
Sifnos Marine Inc. ("Sifnos")	02/21/2007	DN-3800-14	4,600
Tinos Marine Inc. ("Tinos")	02/21/2007	DN-3800-15	4,600
Tilos Navigation S.A. ("Tilos")	02/14/2008	QHS 226	5,500
Halki Navigation S.A. ("Halki")	02/14/2008	QHS 227	5,500
Symi Navigation S.A. ("Symi")	02/14/2008	QHS 228	5,500
Seatra BVBA ("Montana")	02/18/2008	NB1166	4,560

(f) Aegean Management Services M.C. was incorporated in Piraeus on February 20, 2008 and provides all the vessel-maritime companies listed below with a wide range of shipping services such as technical support for ISM purposes, insurance arrangement and handling and accounting services.

(g) Vessel-maritime companies with operating vessels:

Company Name	Date of Incorporation	Vessel Details			
		Vessel Name	Year Built	Size (dwt)	Date Acquired
Aegean Tiffany Maritime Company	01/23/2009	Aegean Tiffany	2004	2,747	07/07/2004
Aegean Breeze Maritime Company	01/23/2009	Aegean Breeze I	2004	2,747	07/07/2004
Aegean Rose Maritime Company	12/02/2002	Aegean Rose	1988	4,935	01/21/2003
Aegean Daisy Maritime Company	12/02/2002	Aegean Daisy	1988	4,935	01/21/2003
Aegean Ship III Maritime Company	06/23/2008	Aegean III	1990	2,973	07/08/2008
Aegean Ship VIII Maritime Company	06/23/2008	Aegean VIII	1989	2,973	07/08/2008
Aegean XII Ship Maritime Company	06/23/2008	Aegean XII	1979	3,680	07/08/2008
Aegean Ace Maritime Company	01/26/2009	Aegean Ace	1992	1,615	03/23/2009
Aegean Maistros Maritime Company	11/21/2007	Aegean Orion	1991	550	09/07/2009
Aegean Gas Maritime Company	07/24/2001	Mediterranean	1982	19,894	02/28/2010

(h) Other companies with material assets and/or liabilities:

Company Name	Date of Incorporation	Country of Incorporation	Activity
Aegean Investments S.A. ("Aegean Investments")	11/05/2003	Marshall Islands	Holding company
Aegean Oil (USA), LLC ("Aegean USA")	04/07/2005	United States	Marketing office
Aegean Petroleum International Inc.	02/22/2008	Marshall Islands	Fuel commerce
AMPNI Holdings Co Limited ("AMPNI Holdings")	02/02/2009	Cyprus	Holding company
Aegean Caribbean Holdings Inc.	01/07/2009	Saint Lucia	Holding company
Caribbean Renewable Energy Sources Inc.	02/02/2007	British Virgin Island	Asset holder
Aegean Oil Terminal Corporation	04/14/2008	Marshall Islands	Site construction

As of December 31, 2009 and 2010, Aegean's ownership interest in all the above subsidiaries, except for the UAE Service Center, amounted to 100%.

During the years ended December 31, 2008, 2009 and 2010, no customer individually accounted for more than 10% of the Company's total revenues.

2. SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation: The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles and include for each of the three years in the period ended December 31, 2010, the accounts and operating results of the Company. Intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other Comprehensive Income: The guidance regarding reporting comprehensive income/(loss) requires separate presentation of certain transactions that are recorded directly as components of stockholders' equity. During 2008, the Company reported cumulative translation adjustments in accumulated other comprehensive income, arising from the translation of the financial statements of its Euro functional currency subsidiaries into U.S. dollars. As of December 31, 2008, the amount of cumulative translation adjustments was $211. As of December 31, 2009 and 2010, due to the sale of the vessels of these subsidiaries, the amount of cumulative translation adjustments is $0.

Foreign Currency Transactions: The functional currency of Aegean and its material subsidiaries is the U.S. dollar because the Company purchases and sells marine petroleum products in the international oil and gas markets and because the Company's vessels operate in international shipping markets; both of these international markets transact business primarily in U.S. dollars. The Company's accounting records are maintained in U.S. dollars. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet dates, monetary assets and liabilities denominated in other currencies are adjusted to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income. As required by the general accepted accounting principles for foreign currency transactions, the financial statements of the subsidiaries with functional currencies other than U.S. dollars functional currency subsidiaries have been converted to U.S. dollars by the application of the translation method (current rate method). All assets and liabilities are translated using the current exchange rate. Shareholders equity accounts are translated using historical rates. Revenues and expenses are translated using the weighted average exchange rate in effect during the period. Exchange differences on the translation of entities with functional currencies other than the U.S. dollar, are recognized directly in the foreign currency translation reserve as other comprehensive income. The translation method has been applied until the sale of the vessels, in June 2009, which had the different functional currency.

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

Restricted Cash: Restricted cash consists of interest-bearing deposits with certain banks as cash collateral against outstanding short-term facilities and retention accounts that can only be used for the purposes of repayment of current portions of long-term loans. Restricted cash also includes interest-bearing deposits with an international bank as cash collateral against standby letters of credit issued by the same bank to a shipyard. Restricted cash is classified as non-current when the funds are to be used to acquire non-current assets.

Trade Receivables, Net: Management is responsible for approving credit to customers, setting and maintaining credit standards, and managing the overall quality of the credit portfolio. The Company performs ongoing credit evaluations of its customers based upon payment history and the assessments of customers' creditworthiness. The Company generally provides payment terms of approximately 30 days. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience with its customers, current market conditions of its customers, and any specific customer collection issues. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. The Company had accounts receivable of $277,381 and $440,975 before allowances for bad debts of $1,751 and $1,293 as of December 31, 2009 and 2010, respectively.

Insurance Claims: Insurance claims are recorded on the accrual basis once there remain no contingencies relating to the claim. Insurance claims represent the claimable expenses, net of deductibles, incurred through December 31 of each year, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities.

Inventories: Inventories comprise marine fuel oil ("MFO"), marine gas oil ("MGO"), lubricants and victualling stores, which are stated at the lower of cost or market. Cost is determined by the first in, first out method.

Vessel Cost: Vessels are stated at cost, which consists of the contract price and any material expenses incurred upon acquisition (initial repairs, improvements and delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

Advances and milestone payments made to shipyards during construction periods are classified as "Advances for vessels under construction and acquisitions" until the date of delivery and acceptance of the vessel, at which date they are reclassified to "Vessels, cost." Advances for vessels under construction also include supervision costs, amounts paid under engineering contracts, capitalized interest and other expenses directly related to the construction of the vessels.

Amounts of interest to be capitalized during the asset acquisition period are determined by applying an interest rate to the average amount of accumulated expenditures for the asset during the period. The interest rate used is the average cost of borrowing for the Company.

Vessels acquired as a part of an acquisition are recognized at their fair value as at the date of the acquisition.

Vessel Depreciation on Ocean-going Bunkering Tankers: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the Company's bunkering and non-bunkering tankers to be 30 years and 25 years, respectively, from the date of initial delivery from the shipyard. Management estimates the useful life of the Company's floating storage facilities to be 30 years from the date of acquisition. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. However, when regulations place limitations on the ability of a vessel to trade, its useful life is adjusted to end at the date such regulations become effective.

Vessel Depreciation on In-Land Waterway Bunkering Tankers: Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Each vessel's estimated salvage value is equal to the product of its light-weight tonnage and the estimated scrap rate. Management estimates the useful life of the in-land waterway bunkering tankers to be 45 years from the date of the initial delivery from the shipyard.

Intangible Assets: Intangible assets consist of two concession agreements, one in the United Kingdom and one in the Canary Islands, a non-compete covenant in Belgium and goodwill derived from the Company's acquisitions in Belgium and Canada.

In connection with the acquisitions of Portland Bunkers International Limited and Las Palmas Business (Note 3), the Company recorded identifiable intangible assets and concession agreements which convey to the Company an exclusive right to perform bunkering operations in the port of Portland and Las Palmas over a specified period of time. These assets are being amortized over their useful life.

Goodwill: As required by the goodwill topic of the FASB Accounting Standard Codification, goodwill is not amortized, but reviewed as of December 31 of each year for impairment. The Company also evaluates goodwill for impairment at any time that events occur or circumstances change indicating a possible impairment. The Company tests for goodwill impairment using the two-step process. The first step is a screen for potential impairment, while the second step measures the amount of impairment. Fair values are derived using discounted cash flow analysis.

Impairment of Long-lived Assets: Accounting guidance requires that long-lived assets and certain identifiable intangible assets held and used or to be disposed of by an entity, be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset and any future disposal is less than its carrying amount, the asset should be evaluated for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset as determined by management considering third-party valuations and discounted future cash flows attributable to the vessel or asset group. The Company regularly reviews the carrying amount of its vessels. The Company had no impairment losses in any of the periods presented.

Accounting for Drydocking Costs: The Company's vessels are generally required to be drydocked every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are in operation. The Company follows the deferral method of accounting for drydocking costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the date the next drydocking is scheduled to become due. Unamortized drydocking costs of vessels that are sold are written off against income in the year of the vessel's sale.

Leases: The Company leases properties for operations from time to time. Leases are classified as capital leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Company records vessels under capital leases as fixed assets at the lower of the present value of the minimum lease payments at inception of the lease or the fair value of the vessel. Vessels under capital leases are amortized over the estimated remaining useful life of the vessel or until the end of the lease term, if shorter. Assets held under capital leases are presented as "Advances for vessels under construction and acquisitions" in the balance sheet until the vessel is deemed ready for its intended use and the balance is reclassified to "Vessels, cost." The current portion of capitalized lease obligations are reflected in the balance sheet in "Accrued and other current liabilities" and remaining long-term capitalized lease obligations are presented as "Other non-current liabilities."

Financing Costs: Fees incurred for obtaining new loans or refinancing existing loans are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid or refinanced are generally expensed in the period the repayment or refinancing is made.

Pension and Retirement Benefit Obligations: The vessel-owning companies included in the consolidation employ the crew on board under short-term contracts (usually up to nine months) and accordingly, they are not liable for any pension or post-retirement benefits. The Company's full-time Greek employees are covered by state-sponsored pension funds for which the Company is required to contribute a portion of the monthly salary of these employees to the fund (i.e., a defined contribution plan). Upon retirement of these employees, the state-sponsored pension funds are responsible for paying the employees' retirement benefits and accordingly, the Company has no obligation for these benefits.

Accounting for Revenues and Expenses: Revenues are principally earned from the physical supply of marine petroleum products via the Company's bunkering tankers. In this respect, sales of marine petroleum products and cost of sales of marine petroleum products are recorded in the period when the marine petroleum products are loaded onto the customer's vessel. In Greece, revenues are earned from the sale of marine petroleum products through a related party physical supplier (refer to Note 4). These sales and the respective cost of sales are recorded in the period when the related party physical supplier delivers the marine petroleum products to the customer.

For arrangements in which the Company physically supplies marine petroleum products via its own bunkering tankers, cost of marine petroleum products sold represents amounts paid by the Company for marine petroleum products sold in the period being reported on. For arrangements in which marine petroleum products are purchased from the Company's related party physical supplier, cost of marine petroleum products sold represents the total amount paid by the Company to the physical supplier for marine petroleum products and the delivery thereof to the Company's customer.

Revenues are also generated from voyage agreements of the Company's vessels. Under a voyage charter the revenues and associated voyage costs are recognized on a pro-rata basis over the duration of the voyage. Probable losses on voyages are provided for in full, at the time such losses can be estimated. A voyage is deemed to commence upon the later of the completion of discharge of the vessel's previous cargo or upon vessel arrival to the agreed upon port based on the terms of a voyage contract and is not cancelable and voyage is deemed to end upon the completion of discharge of the delivered cargo.

Operating expenses are accounted for on the accrual basis.

Repairs and Maintenance: All vessel repair and maintenance expenses, including major overhauling (which are non-scheduled repairs and maintenance work undertaken on a vessel's engine) and underwater inspections are expensed in the year incurred. Such costs are included in other operating expenses in the accompanying consolidated statements of income.

Income Taxes: The Company accounts for income taxes using the liability method, as required by the generally accepted accounting principles for income taxes reporting. Under this method deferred income tax assets and liabilities are established for temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at each period end corresponding to those jurisdictions subject to income taxes. Deferred tax assets and liabilities are recognized for all temporary items and an offsetting valuation allowance is recorded to the extent that it is not more likely than not that the asset will be realized. Deferred tax is measured based on tax rates and laws enacted or substantively enacted at the balance sheet date in any jurisdiction.

Income tax regulations in the different countries in which the Company operates under which the Company's uncertain income tax positions are determined could be interpreted differently resulting in tax obligations differing from those currently presented. In this sense, the income tax returns of the Company's primary tax jurisdictions remain subject to examination by related tax authorities.

Earnings per Common Share: Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares deemed outstanding during the year. Net income available to common stockholders is calculated as net income less that amount allocable to non-vested share-based payment awards that contain rights to receive nonforfeitable dividends or dividend equivalents and participate equally in undistributed earnings. Non-vested share-based payment awards have no contract obligations to share in the losses of the entity and are therefore excluded from the calculation of loss per share. Diluted earnings per common share reflect the potential dilution that could occur if securities or other

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company's dilutive securities are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company's common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Non-vested shares are included in the calculation of the diluted earnings per shares, based on the weighted average number of non-vested shares assumed to be outstanding during the period.

Contingencies: The Company accrues for a loss if the Company deems it probable that an asset has been impaired or that a liability has been incurred at the date of the financial statements and the amount of that loss can be reasonably estimated. If the Company deems it reasonably possible that an asset has been impaired or that a liability has been incurred, the nature of the contingency and an estimate of the amount of loss is disclosed in the notes to the financial statements.

Financial Instruments: The carrying amounts of cash and cash equivalents, trade accounts receivable, and trade accounts payable reported in the consolidated balance sheets approximate their respective fair values because of the short-term nature of these accounts. The fair value of revolving credit facilities is estimated based on current rates offered to the Company for similar debt of the same remaining maturities. Additionally, the Company considers its creditworthiness in determining the fair value of the revolving credit facilities. The carrying value approximates the fair market value for the floating rate loans because interest rates are based on the market rates.

Recent Accounting Pronouncements: In June 2009, new guidance was issued with regards to the consolidation of variable interest entities ("VIE"). This guidance responds to concerns about the application of certain key provisions of the FASB Interpretation, including those regarding the transparency of the involvement with VIEs. The new guidance revises the approach to determining the primary beneficiary of a VIE to be more qualitative in nature and requires companies to more frequently reassess whether they must consolidate a VIE. Specifically, the new guidance requires a qualitative approach to identifying a controlling financial interest in a VIE and requires ongoing assessment of whether an entity is a VIE and whether an interest in a VIE makes the holder the primary beneficiary of the VIE. In addition, the standard requires additional disclosures about the involvement with a VIE and any significant changes in risk exposure due to that involvement. The guidance is effective as of the beginning of the first fiscal year that begins after November 15, 2009 and early adoption is prohibited. This guidance did not have a material impact on the Company's financial statements as of December 31, 2010.

In January 2010, new guidance clarified that all assets acquired in a business combination other than goodwill should be valued based on the fair value at the date of acquisition. This includes difficult-to-value intangible assets that had previously been valued using the residual value method under common practice. The guidance was effective immediately upon issuance. This guidance did not have an impact on the Company's financial statements as of December 31, 2010.

3. SIGNIFICANT ACQUISITIONS:

Verbeke Business: On April 1, 2010, the Company, via its subsidiaries AMPNI Holdings Co. Limited, AMPNI Investments Co Limited and Aegean Barges N.V. (collectively the "Buyer") acquired all of the outstanding share capital of Verbeke Bunkering N.V. ("Verbeke Bunkering"), the Blatoma N.V. and certain assets ("Verbeke Shipping vessels") (or collectively the "Verbeke Business") from Verbeke Shipping N.V. (Verbeke Shipping or the "Seller") for a total consideration of $59,217. The Verbeke Business is a Belgian fuel logistics company that physically supplies marine fuel and lubricants to seagoing ships in ports and at sea. The Verbeke Business primarily operates in the Antwerp-Rotterdam-Amsterdam (ARA) region, the world's second largest bunkering market. In addition, Verbeke Bunkering is active in the ports of Zeebrugge, Ostend, Ghent, Terneuzen, Flushing, Ljmuiden and Moerdijk. The Company entered into this transaction as a strategic opportunity for expansion to the ARA region, in which it had limited presence. The Company also expects to realize meaningful operational synergies with its Belgium-based subsidiary, ABAS, which was acquired by the Company in 2007.

The following table presents the fair value of the assets and liabilities as of the acquisition date. Measurement period adjustments recorded include a reduction in the value of vessels acquired of $298 to comply with the fair valuation, and an increase in liabilities acquired of $200 for lawsuits outstanding at the date of acquisition.

Adjusted Purchase Price	
Cash consideration to sellers	59,217
Fair Value of Assets and Liabilities Acquired	
Cash and cash equivalents	6,090
Trade receivables	93,252
Prepayments and other current assets	1,886
Restricted cash	342
Inventories	6,552
Advances for vessels under construction	1,269
Vessels cost	22,180
Other fixed assets	2,296
Non-compete covenants	3,365
Trade payables	(22,337)
Short-term borrowings	(61,781)
Long-term debt	(7,445)
Accrued and other liabilities	(4,323)
Deferred tax liability	(2,584)
Non-current liabilities	(60)
Total fair value of assets and liabilities acquired	38,702
Goodwill	20,515

Pro-forma information of the Company as though the acquisition had occurred at the beginning of the current reporting year and comparable information for the prior reporting year is impracticable since the reliability on the pre-acquisition figures is ambiguous due to different accounting principles and policies applied. Pro-forma information would require significant assumptions and estimations of amounts since measurement, recognition and disclosures under the prior management varied.

The amounts of revenue and earnings of the Verbeke Business since the acquisition date included in the consolidated income statements are as follows:

Total revenues	1,150,890
Net income	4,043

The goodwill presented in the accompanying consolidated balance sheets is analyzed as follows:

	Year Ended December 31,	
	2009	**2010**
Balance at beginning of period	17,431	**17,431**
Additions	—	**20,515**
Balance at end of period	17,431	**37,946**

Las Palmas Business: On July 1, 2010, the Company acquired Shell's Las Palmas terminal operations (the "Las Palmas Business"), for a total consideration of $10,300 (excluding direct acquisition costs). The Las Palmas Business had entered into a concession agreement with the port authorities to use the port facilities and territory, an agreement that was transferred to the Company upon the acquisition.

All direct costs are included in the acquisition cost since the Las Palmas Business acquisition is an asset acquisition.

The following table presents the purchase accounting adjustments as of the acquisition date.

Adjusted Purchase Price	
Cash consideration to sellers	10,300
Acquisition costs	225
Adjusted purchase price	10,525

An identifiable intangible asset was recognized consisting of an exclusive 28 year concession agreement with the port authorities which gives Aegean an exclusive right to perform storage and bunkering operations at that port. There were no other significant assets acquired in this transaction.

This asset is being amortized on a straight-line basis over the remaining contractual life of the agreement (from July 1, 2010 to January 1, 2028). Amortization expense of $301 was recognized for the period from the date of acquisition until December 31, 2010.

4. TRANSACTIONS WITH RELATED PARTIES:

The transactions with related parties presented in the accompanying consolidated balance sheets for the year ended December 31, 2010 are analyzed as follows:

	Due from Related Companies	Trade Payable to Related Companies	Other Payables to Related Companies	Sales of Marine Petroleum Products-Related Companies	Cost of Marine Petroleum Products-Related Companies	Other Revenues
Aegean Oil	797	18,472	—	3,688	303,620	1,410
Aegean Shipping Management	7,225	—	—	7,619	—	—
General Maritime	9,813	—	—	30,030	—	—
Fairy Marine	1,253	—	—	—	—	—
Melco	521	—	—	4,134	—	—
Other	901	—	572	—	—	—
Total	20,510	18,472	572	45,471	303,620	1,410

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(a) *Aegean Oil S.A. (the "Greek Subcontractor"):* The Greek Subcontractor, owned and controlled by relatives of Mr. Dimitris Melisanidis, is a diversified energy group principally engaged in the downstream gasoline industry in Greece where it manages a network of approximately 560 service stations. The Greek Subcontractor is managed by a full-time executive team and has no common management with the Company. In addition to its principal operations, the Greek Subcontractor is also a licensed trader and physical supplier of marine petroleum products in Greece. On December 30, 1999, and as amended on September 25, 2000, the Company signed a Bunkering Supply and Representation Agreement with the Greek Subcontractor whereby the Greek Subcontractor undertakes to sell and deliver marine petroleum products in transit to the Company's nominated customer vessels within Greek territorial waters. Under the contract, the Greek Subcontractor sells the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin.

On April 1, 2005, this contract was terminated and superseded by a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor. This contract stipulates that the Company and the Greek Subcontractor must transact for a minimum quantity of marine fuel per month. Under the contract, the Greek Subcontractor undertakes to sell the marine petroleum products to the Company at an amount equal to the Greek Subcontractor's purchase cost of the marine petroleum products from select Greek refineries, plus a margin. The margin is reviewed and renegotiated annually between the parties. Payment of the Greek Subcontractor's invoices are made within 30 calendar days from the date of receipt of the invoice. Penalties of 10% are imposed on late payments. If requested, the Company undertakes to provide security to the Greek Subcontractor by way of a standby letter of credit or other mutually acceptable guarantee in relation to any outstanding balance from time to time. The agreement terminates on March 31, 2015 unless any of the following situations occur prior to the termination date: (i) The Greek Subcontractor's petroleum trading license terminates or is revoked by the Greek authorities, (ii) upon the breach by any party in the performance of any of its obligations, as defined in the agreement, (iii) upon the liquidation or bankruptcy of any party. The Company has a unilateral right to terminate the agreement by serving 12 months written notice.

During the years ended December 2008, 2009 and 2010, the Company purchased from the Greek Subcontractor marine petroleum products of $351,532, $267,767 and $303,620, respectively, all of which are included under related companies' cost of marine petroleum products sold in the accompanying consolidated statements of income. During the year ended December 31, 2010 the Company also sold to the Greek Subcontractor marine petroleum products of $3,688, which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

As of December 31, 2009 and 2010, the amounts due to the Greek Subcontractor were $24,844 and $18,472 respectively, and are included under trade payables to related companies in the accompanying consolidated balance sheets.

In 2008, the Company entered into an agreement with the Greek Subcontractor. The Company was paying $40 per month and $25 per month per vessel used, in 2008 and 2009, respectively as a barging fee, to the Greek Subcontractor for bunkering services on the Company's behalf at Piraeus and other Greek ports. As of June 1, 2010, the above agreement was terminated. During the year ended December 31, 2009 and 2010, the Company had paid $2,500 and $1,000 million, respectively under the bunkering agreement.

Also the Subcontractor had entered into bareboat charter agreement with the owners of Aegean III, Aegean VIII, Aegean XII, Aegean Rose, Aegean Daisy, Aegean Breeze I, Aegean Tiffany, Aegean Ace and Aegean Orion at $0.5 per day per vessel. For the year ended December 31, 2009 and 2010, the bareboat charter revenue was $1,319 and $627 and is presented under other revenues in the accompanying consolidated statement of income. In connection with the above bareboat charter agreements with the owners of the vessels, the Company provided management services to the Subcontractor for the ISM code at $10 per month, per vessel. For the year ended December 31, 2009 and 2010, the revenue from the services was $784 and $336 and is also presented under other revenues in the accompanying consolidated statement of income. As at December 31, 2009 and 2010, the amounts due from the related party concerning these transactions were $0 and $797 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

As of June 1, 2010, the above agreements were terminated.

On October 1, 2008, the Greek Subcontractor and the Company's subsidiary Aegean Maistros Maritime Company, owner of Ro-Ro Maistros, signed an agreement so that the Greek Subcontractor could ship 55,000 cubic meters of petroleum products per annum at €0.07 or $0.09 per cubic meter. This contract was terminated on June 10, 2009, when the Company sold the two specialty tankers, Maistros and Ostria, to an unaffiliated third-party purchaser. For the year ended December 31, 2009 and 2010, the Company had received $2,143 and $0, which are presented under voyage revenues in the accompanying consolidated statement of income.

Additionally, as of April 5, 2010, the Greek Subcontractor and the Company's subsidiary Aegean Gas, owner of the vessel Mediterranean signed an agreement so that the Greek Subcontractor could use the vessel as a storage facility upon a rate of €35,000 per month. For the year ended December 31, 2010 the Company's revenue under this contract was $447 and is presented under other revenues in the accompanying consolidated statement of income.

(b) *Aegean Shipping Management S.A. and Certain Vessel-owning Companies (hereinafter collectively referred to as "Aegean Shipping"):* Aegean Shipping is owned by relatives of Mr. Dimitris Melisanidis and is the owner and operator of an international shipping fleet of tankers that are chartered out in the international spot markets. Aegean Shipping is managed by a full-time executive team and has no common management with the Company. The Company's material transactions with Aegean Shipping are described as follows:

(i) Aegean Shipping is a customer of the Company. It purchases marine fuel and lubricants, which it consumes during the voyages of its vessels. The Company's sales of marine fuel and lubricants to Aegean Shipping for the years ended December 31, 2008, 2009 and 2010, amounted to $9,628, $5,779 and $7,619, respectively, and are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income.

(ii) On October 14, 2009, the Company's subsidiary, Aegean Ostria Maritime Company, entered into a memorandum of agreement with Aegean Gas Maritime Company, a company owned and controlled by members of the family of Mr. Dimitris Melisanidis, for the purchase of a 20,000 dwt double hull bunkering barge, the Mediterranean, to be used as a floating storage facility. The purchase price of the vessel was $17,000. The acquisition was completed on February 25, 2010. The purchase was completed by acquiring the shares of the company owning the Mediterranean by amending the memorandum of agreement.

As of December 31, 2009 and 2010, the amounts due from Aegean Shipping were $6,894 and $7,225 respectively, and are included in the accompanying consolidated balance sheets.

(c) *General Maritime Corporation ("General Maritime"):* Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, also serves as Chairman, President and Chief Executive Officer of General Maritime which is a publicly-traded tanker company with shares listed on the New York Stock Exchange. During the years ended December 31, 2008, 2009 and 2010, the Company's sales to General Maritime amounted to $1,258, $7,326 and $30,030, respectively, which are included under related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2008, 2009 and 2010, the amounts due from General Maritime were $21, $1,144 and $9,813, respectively, which are included in the accompanying consolidated balance sheets.

(d) *Fairy Marine Ltd. ("Fairy Marine"):* In 2009, the Company entered into three separate agreements with Fairy Marine, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, for the vessel Aegean IX. On January 9, 2009, the bareboat charter agreement set $0.2 per day as charter hire, the management agreement, signed on January 10, 2009, was agreed for $6 per month and finally the charter-party agreement, on January 9, 2009, defined the time charter fee for $3.5 per day. However, on December 18, 2009 all the above agreements were terminated after the sale of the vessel Aegean IX to an unaffiliated third-party purchaser.

For the years ended December 31, 2009 and 2010, the bareboat and the management agreement resulted to $136 and $0 respectively, and are included in the other revenues in the accompanying consolidated balance sheets, while the time charter expenses upon the agreement amounted to $1,201 and $0, and are included in the other operating expenses in the accompanying consolidated balance sheets. As at December 31, 2009, the Company is liable to the Fairy Marine for the amount of $555, which is included in other payables to related parties in the accompanying consolidated balance sheets while as at December 31, 2010 the amount due from Fairy Marine was $1,253 and is included in the accompanying consolidated balance sheets.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(e) *Melco S.A. ("Melco"):* During the year ended December 31, 2010, the Company sold to Melco, which is owned and controlled by relatives of Mr. Dimitris Melisanidis, marine petroleum products of $4,134 which is included under the related companies' sales of marine petroleum products in the accompanying consolidated statements of income. As at December 31, 2010, the amount due from Melco was $521 and is included in the accompanying consolidated balance sheets.

(f) *Other Companies:* The amounts due from other companies of Aegean's Chairman of the Board, Mr. Peter C. Georgiopoulos, were $0 and $316 for the years ended December 31, 2009 and 2010 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due from other companies owned Mr. Dimitris Melisanidis or his relatives were $0 and $585 for the years ended December 31, 2009 and 2010 respectively, and are included under due from related companies in the accompanying consolidated balance sheets.

The amounts due to other companies owned Mr. Dimitris Melisanidis or his relatives were $30 and $572 for the years ended December 31, 2009 and 2010 respectively, and are included under other payables to related companies in the accompanying consolidated balance sheets.

5. INVENTORIES:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2009	**2010**
Held for sale:		
Marine Fuel Oil	129,767	**124,316**
Marine Gas Oil	8,921	**27,726**
	138,688	**152,042**
Held for consumption:		
Marine fuel	263	**1,739**
Lubricants	959	**995**
Stores	24	**24**
Victuals	181	**218**
	1,427	**2,976**
Total	140,115	**155,018**

6. PREPAYMENTS AND OTHER CURRENT ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31,	
	2009	**2010**
Insurance prepaid	223	**386**
VAT receivable	12,854	**17,313**
Other prepayments	11,399	**8,451**
Total	24,476	**26,150**

7. ADVANCES FOR VESSELS UNDER CONSTRUCTION AND ACQUISITIONS:

On May 25, 2007, as amended, the Company signed five separate shipbuilding contracts with Fujian for five 4,600 dwt, double skin, double bottom, product oil tankers (Hull Numbers DN-3800-11 to 15). The construction price of each contract is $9,590 which is payable 8% in advance, 22% upon steel-cutting, 19% upon keel-laying, 12% upon launching and 39% upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-13 have been delivered as of December 31, 2010.

On February 28, 2008, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), the Company signed four separate shipbuilding contracts with Qingdao Hyundai for four 5,500 dwt, double skin, double bottom product oil tankers (Hull Numbers QHS-225 to 228). The construction price of each contract is $10,600 which is payable 30% in advance, 20% upon steel-cutting, 20% upon keel-laying, 20% upon launching and 10% upon delivery and acceptance.

On February 9, 2009, and in connection with the agreement with the Fujian Southeast Shipyard ("Fujian"), which was signed on May 25, 2007, as amended, the Company signed five separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the five 4,600 dwt product oil tankers (Hull Numbers DN-3800-11 to 15). The price of each such contract is $1,150, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance. The Hull Numbers DN-3800-11 to DN-3800-13 have been delivered as of December 31, 2010.

On February 9, 2009, and in connection with the call option agreement with the Qingdao Hyundai Shipbuilding Co. Ltd. ("Qingdao Hyundai"), which was signed on February 28, 2008, the Company signed four separate contracts with an engineering firm for the design, building supervision, representation, procurement of machineries and supplies, and turn-key delivery of the four 5,500 dwt, product oil tankers (Hull Numbers QHS-225 to 228). The price of each such contract is $1,600, of which 15% is payable upon keel-laying, 40% is payable upon launching and 45% is payable upon delivery and acceptance.

On June 25, 2009, the Company's acquired subsidiary Seatra BVBA (part of the Verbeke business) had signed, along with the other 50% third-party co-owner, an agreement with the Erlenbacher Schiffswerft shipyard, for the construction of a 2,500 dwt motor tanker (hull number NB 1166). The construction price of the contract is €3,090,000 and is payable with the progress of the construction. As of December 31, 2010, the amount of the contract has been fully repaid, however, the vessel is expected to be delivered in the second quarter of 2011.

The amounts shown in the accompanying consolidated balance sheets include milestone payments relating to the shipbuilding and engineering contracts and any material related expenses incurred during the construction periods capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, the account, advances for vessels under construction and acquisitions, is analyzed as follows:

Vessel Name	Year of Expected Delivery	Contract Amount	December 31, 2010 Contract Payments	Capitalized Costs	Total
Fujian Shipyard					
DN-3800-13*	2011	10,789	10,789	1,152	11,941
DN-3800-14	2011	10,740	6,485	526	7,011
DN-3800-15	2011	10,740	6,485	485	6,970
Qingdao Hyundai Shipyard					
QHS-225*	2011	11,982	11,982	1,293	13,275
QHS-226	2011	12,200	10,420	770	11,190
QHS-227	2011	12,200	10,420	528	10,948
QHS-228	2011	12,200	10,420	515	10,935
NB 1166	2011	5,563	5,563	25	5,588
Total		86,414	72,564	5,294	77,858

*Vessel delivered in 2010 but as of December 31, 2010 was not positioned and operational.

Interest on the advances paid by the Company in respect of these contracts is computed at the weighted average borrowing cost of the Company, for the duration of the construction period, and capitalized in advances for vessels under construction on the accompanying balance sheets. Total interest capitalized for the years ended December 31, 2008, 2009 and 2010 was $2,868, $1,774 and $901, respectively.

During the years ended December 31, 2009 and 2010, the movement of the account, advances for vessels under construction and acquisitions, was as follows:

	Year Ended December 31, 2009	**2010**
Balance at beginning of period	113,564	**136,494**
Advances for vessels under construction and related costs	85,617	**61,967**
Advances for secondhand vessel acquisitions	29,814	**26,576**
`Vessels delivered	(92,501)	**(147,179)**
Balance at end of period	136,494	**77,858**

As of December 31, 2010, the remaining obligations under the construction and supervision contracts which are payable within 2011 are $13,850.

8. ADVANCES FOR OTHER FIXED ASSETS UNDER CONSTRUCTION:

Fujairah In-land Storage Facility: In July 2010, the Company assumed a 25-year terminal lease agreement from a related party, which will be automatically renewed for an additional 25 years, with the Municipality of Fujairah, and to build an in-land storage facility in the United Arab Emirates with total estimated costs of $105,000. The Company is expected to complete the construction of the new facility until the end of year 2013 and the payment of the contractual amounts will be made with the progress of the construction. As of December 31, 2010, the Company has paid advances for construction of the in-land storage facility amounting to $11,630. The contractual obligations arising from signed contracts relating to this project after December 31, 2010 are $93,195.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

9. VESSELS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Vessel Cost	Accumulated Depreciation	Net Book Value
Balance, December 31, 2008	260,741	(26,606)	234,135
Vessels acquired and delivered	92,501	—	92,501
Vessels sold	(31,327)	1,051	(30,276)
Depreciation for the year	—	(16,438)	(16,438)
Balance, December 31, 2009	321,915	(41,993)	279,922
Vessels acquired and delivered	169,359	—	169,359
Vessels sold	(11,785)	8,368	(3,417)
Depreciation for the year	—	(20,543)	(20,543)
Balance, December 31, 2010	**479,489**	**(54,168)**	**425,321**

On January 14, 2010, the Company signed a memorandum of agreement with a third-party seller for the purchase of a Norwegian-flagged 84,040 dwt (built in 1990) double hull bunkering tanker, the Difko Chaser (renamed "Aeolos") which became operational as a floating storage facility in the Company's service center in Gibraltar. The purchase price of the vessel was $6,500, which was fully paid on the delivery of the vessel on February 22, 2010. The total capitalized cost of this asset, of $9,396, includes $2,896 of amounts which were not included in the contract price of the vessel but which were material costs incurred upon acquisition.

On February 25, 2010, the Company's subsidiary, Aegean Ostria Maritime Company, entered into an agreement to purchase a related company, Aegean Gas Maritime Company, which was owned and controlled by members of the family of Mr. Dimitris Melisanidis. Aegean Gas Maritime Company's only asset is the vessel Mediterranean, a 20,000 dwt double hull bunkering barge, which will be used by the Company as a floating storage facility. The Company accounted for the transaction as an asset acquisition. The purchase price of the vessel was $17,180. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

On April 30, 2010, the Company sold the vessel Aegean Pride I to an unaffiliated third-party purchaser for an aggregate price of $1,900. The loss on sale of $1,542 was calculated as the sale price less the carrying value of the vessel of $2,654, related sales expenses of $25 and the carrying value of unamortized drydocking costs of $763.

This loss is included under the (gain)/loss on sale of vessel in the consolidated statements of income for the year ended December 31, 2010.

On September 15, 2010, the Company sold the vessel Aegean Force to an unaffiliated third-party purchaser for an aggregate price of $1,100. The gain on sale of $2 was calculated as the sale price less the carrying value of the vessel of $763, related sales expenses of $55 and the carrying value of unamortized drydocking costs of $280. This gain is included under the (gain)/loss on the sale of vessels, net in the consolidated statement of income for the year ended December 31, 2010.

During the year ended December 31, 2009, the Company took deliveries of the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Kalymnos	06/12/2009	2009	6,283	11,995
Aegean Champion	05/27/2009	1991	23,400	12,810
Aegean Star	10/28/2009	1980	11,520	8,194
Kerkyra	10/07/2009	2009	6,290	12,583
Ostria	Nil	2009	2,454	16,583
Aegean Ace	05/18/2009	1992	1,615	3,630
Naxos	01/29/2009	2009	4,600	8,844
Ithaki	10/03/2009	2009	6,272	12,043
PT 22	08/20/2009	2001	2,507	4,777
Fujairah Launch	05/07/2009	1991	41	667
Ghana Launch	10/01/2009	2003	8	375
				92,501

For the year ended December 31, 2010, the Company took deliveries of the following vessels:

Vessel Name	Date of Operation	Year Built	Size (dwt)	Total Cost Capitalized
Andros	03/17/2010	2010	4,605	11,435
Dilos	07/22/2010	2010	4,593	11,914
Kefalonia	01/04/2010	2009	6,272	12,409
Paxoi	01/23/2010	2009	6,310	12,364
Zakynthos	03/18/2010	2010	6,303	12,289
Lefkas	04/24/2010	2010	6,321	12,279
Kythira	06/11/2010	2010	6,314	12,321
Nisyros	07/27/2010	2010	6,312	11,722
Karpathos	09/23/2010	2010	6,247	11,945
Leros	11/06/2010	2010	6,311	11,925
Aeolos	05/07/2010	1990	84,040	9,396
Mediterranean	02/28/2010	1982	19,894	17,180
Colorado	04/01/2010	2004	5,088	9,688
Vigo	04/01/2010	1971	1,319	538
Elbe	04/01/2010	1962	542	282
Ellen	04/01/2010	1971	1,439	471
Blender	04/01/2010	1963	736	235
Willem SR	04/01/2010	2006	3,180	740
Steidamm	04/01/2010	1972	1,634	875
Tapuit	04/01/2010	1971	2,500	336
Texas	04/01/2010	2003	4,165	9,015
				169,359

Cost of vessels at December 31, 2008, 2009 and 2010, includes $27,906, $35,575 and $57,268, respectively, of amounts not included in the contract price of the vessels but which were material expenses incurred upon acquisition and are capitalized in accordance with the accounting policy discussed in Note 2.

As of December 31, 2010, all of the Company's operational vessels, except for the Vera, Hope, Aegean Star, Mediterranean, PT 25, PT 36, PT 22 and the vessels owned by the Verbeke business, described in Note 1, were mortgaged under the Company's various debt agreements.

10. OTHER FIXED ASSETS:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Land	Buildings	Other	Total
Cost, December 31, 2009	—	1,008	1,590	2,598
Additions	9,036	2,451	1,310	12,797
Disposals	—	—	(508)	(508)
Cost, December 31, 2010	**9,036**	**3,459**	**2,392**	**14,887**
Accumulated depreciation, December 31, 2009	—	159	792	951
Depreciation expense	—	121	428	549
Disposals	—	—	(124)	(124)
Accumulated depreciation, December 31, 2010	—	280	1,096	1,376
Net book value, December 31, 2009	—	849	798	1,647
Net book value, December 31, 2010	**9,036**	**3,179**	**1,296**	**13,511**

On January 14, 2010, the Company's subsidiary, Aegean Caribbean Holdings, entered into an agreement to purchase a related company, Caribbean Renewable Energy Sources (CRES), which was owned and controlled by members of the family of Mr. Dimitris Melisanidis. CRES owns a property in Jamaica that is intended to be used as a land-based storage facility. The Company accounted for the transaction as an asset acquisition. The purchase price for the property was $9,800. Disinterested members of the Company's board of directors determined that the purchase price was no greater than what would have been paid by a third party on an arm's length basis for the same vessel at the time it entered into the memorandum of agreement.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

11. DEFERRED CHARGES:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	Drydocking	Financing Costs	Total
Balance, December 31, 2008	11,485	955	12,440
Additions	7,055	1,200	8,255
Disposals	(69)	—	(69)
Amortization for the year	(4,574)	(676)	(5,250)
Balance, December 31, 2009	13,897	1,479	15,376
Additions	9,987	411	10,398
Disposals	(1,043)	—	(1,043)
Amortization for the year	(5,805)	(861)	(6,666)
Balance, December 31, 2010	**17,036**	**1,029**	**18,065**

The amortization for drydocking costs is separately reflected in the accompanying consolidated statements of income. The amortization of financing costs is included in interest and finance costs in the accompanying consolidated statements of income.

12. INTANGIBLE ASSETS:

The Company has identified finite-lived intangible assets associated with concession agreements acquired with the purchase of the Portland subsidiary and the Las Palmas site and a non-compete covenant identified at the purchase price allocation of the Verbeke business. The values recorded have been recognized at the date of the acquisition and are amortized on a straight line basis and over their useful life.

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

		Concession Agreements			
		Portland Port	Las Palmas Port	Non-Compete Covenant	Total
Amount acquired		7,772	10,525	3,365	21,662
Accumulated amortization as per December 31,	2009	677	—	—	677
	2010	**989**	**301**	**388**	**1,678**
NBV as per December 31,	2009	7,095	—	—	7,095
	2010	**6,783**	**10,224**	**2,977**	**19,984**
Amortization schedule	2011	312	601	517	1,430
	2012	312	601	517	1,430
	2013	312	601	517	1,430
	2014	312	601	517	1,430
	2015	312	601	517	1,430
	Thereafter	5,223	7,219	392	12,834

13. SHORT-TERM BORROWINGS:

The amounts comprising short-term debt in the accompanying consolidated balance sheet are analyzed as follows:

	December 31, 2009	December 31, **2010**
Loan Facility:		
(a) Revolving overdraft credit facility dated 03/01/2010	—	**1,600**
(b) Senior secured revolving credit facility dated 11/12/2010	50,000	—
(c) Trade credit facility dated 11/19/2010	—	**60,060**
(d) Revolving credit facility dated 10/29/2010	—	**52,229**
(e) Revolving credit facility dated 10/12/2010	—	**40,000**
(f) Revolving credit facility dated 06/07/2010	—	**2,995**
(g) Receivables credit and assignment agreement 09/21/2010	—	**50,000**
Total short-term borrowings	50,000	**206,884**

(a) On March 11, 2008, the Company entered into a one-year, annually-renewable revolving overdraft credit facility with a Greek bank for an amount of $20,000. The facility is secured by a first priority mortgage over the vessels Vera, Sara and Hope and bears interest at LIBOR plus 2.50%. Furthermore, the credit facility contains financial covenants requiring the Company to ensure that (i) adjusted consolidated book net worth, as defined, not be less than $175,000, (ii) consolidated leverage ratio, as defined, not to exceed 0.65-to-one, and (iii) consolidated liquid funds, as defined, not be less than $25,000.

On April 23, 2009, the Company renewed retroactively from March 11, 2009, for a period of one year, until March 11, 2010, the revolving overdraft facility with a Greek bank for an amount of $20,000, which was signed on March 11, 2008. The renewed facility bears interest at LIBOR plus 2:50% for the first $10,000 and LIBOR plus 3.50% for the remaining amount. All other terms and conditions remain the same as referred above.

On March 1, 2010, the Company renewed the existing revolving overdraft credit facility with a Greek bank until March 15, 2011 and amended to increase the amount to $30,000, adding to the existing securities the vessels Aegean Ace, Aegean Star and Aegean Champion. The renewed facility bears interest at LIBOR plus 2.50% for the first $10,000 borrowed and LIBOR plus 3.50% for additional amounts outstanding. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $1,600 respectively.

(b) On September 17, 2009, the Company entered into an annually renewable senior secured revolving credit facility with a Greek bank for an amount of $50,000. The facility is secured by, among other things, the Company's receivables and corporate guarantee, and bears interest at LIBOR plus 2.50%. The credit facility contains certain covenants and undertakings that require, among other things, that the Company maintain its listing on the New York Stock Exchange, the net equity base will not be less than $175,000, the interest coverage ratio will not be less than 1.3-to-one; the total liabilities to total assets will not exceed 65% and the Company maintain additional free liquidity of $25,000 at the end of each calendar month and an average minimum daily free liquidity of $10,000.

On November 12, 2010 this facility was committed by the bank until September 30, 2011 with the terms accepted by the Company on February 9, 2011. On this date, the Company amended the renewed facility to bear interest at LIBOR plus 3.50%, require the monthly average consolidated liquid funds to exceed $30,000 and require the consolidated leverage ratio under the corporate guarantee to be higher than 0.75%.

As of December 31, 2009 and 2010, the Company had an outstanding balance of $50,000 and $0 respectively.

(c) On November 19, 2009, the Company entered into an uncommitted trade credit facility with an international commercial lender. The trade credit facility is for up to $100,000, with a sublimit in an amount of $20,000 for short-term transit and storage financing. The trade credit facility had a one-year term and was silently renewed on its anniversary on the same terms and conditions until the execution of a new facility that is currently under negotiation. The availability of any letters of credit, overdrafts or cash advances under the trade credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the Company's assigned receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender and pledged in its favor. Under the trade credit facility the maximum credit terms given to any individual counterparty may be 45 days from the delivery of the products; the inventories may only be financed up to 30 days from the date such inventories are delivered to the storage facility; and the product to be stored and in transit may be financed up to 10 calendar days from the date of the bill of lading. The trade credit facility contains covenants requiring, among other things, that AMP's minimum total net equity is at least $80,000 and has minimum cash collateral of $5,000 at all times; the Company maintains its listing on the New York Stock Exchange; has total net equity not less than $180,000; and has a minimum current ratio of 1.15 with a minimum working capital of $50,000. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $60,060 respectively.

(d) On April 1, 2010, in connection with the Company's acquisition of the Verbeke Business, the Company has assumed an overdraft facility with a Belgian bank in amount of up to $45,000. The facility bears interest at 9.00%. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $52,229 (of which €13,000,000) respectively.

(e) On April 27, 2010, the Company, through its subsidiary Verbeke Bunkering, entered into an overdraft facility with a Belgian bank for an amount of up to $45,000 and €500,000. The facility bears interest at

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

8.30%. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $40,000 respectively.

In October 2010, the credit lines of both facilities under (d) and (e) of the Company's subsidiary, Verbeke Bunkering, with the Belgian banks were increased up to $55,000 and $70,000 plus €500,000 respectively. The facilities are secured by the Company and drawdowns on the facilities are limited to a maximum of 90% of the accounts receivable accepted by the banks and credit-insured, equally shared between the Belgian banks. The $55,000 facility bears interest at EURIBOR plus 2.00% for drawdowns in Euros and a rate of 9.00% for other credit advances. The $70,000 and €500,000 facility bears interest at LIBOR plus 2.00% for drawdowns in U.S. dollars and LIBOR plus 2.50% for other credit advances.

(f) On June 7, 2010, the Company's subsidiary, AMP, entered into an uncommitted revolving credit facility with an international commercial lender for an amount up to $100,000 and a one-year term. The availability of any letters of credit, overdrafts or cash advances under the revolving credit facility is subject to the lender's discretion. The facility contains certain covenants and undertakings that require, among other things, that the Company maintains minimum working capital of $75,000; minimum equity of $200,000; and minimum current ratio of 1.15.

The availability of any letters of credit, overdrafts or cash advances under the credit facility is subject to the lender's discretion. The facility bears interest at a rate of the lender's cost of funds plus 2.0% for overdrafts. The facility is guaranteed by the Company and is secured by, among other things, the assignment of and pledge of receivables and fuel oil and gas oil stored or to be stored in a storage facility acceptable to the lender. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $2,995 respectively.

(g) On September 21, 2010, the Company entered into a receivables credit and assignment agreement with an international bank for an amount up to $50,000 and a one-year term. The facility bears interest at LIBOR plus 2.00%. The facility contains covenants requiring, among other things, that the minimum current ratio is 1.15. As of December 31, 2009 and 2010, the Company had an outstanding balance of $0 and $50,000 respectively.

Total interest incurred on short-term borrowings for the years ended December 31, 2008, 2009 and 2010 amounted to $7,495, $930 and $3,639, (Note 17) respectively, and is included in interest and finance costs, in the accompanying consolidated statements of income. During the years ended December 31, 2009 and 2010, the weighted average interest rate (including the margin) was 3.19% and 2.72%, respectively.

As of December 31, 2010, the Company had $171,393 available undrawn amount under its short-term loan agreements to finance working capital requirements.

14. LONG-TERM DEBT:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

Borrower(s)	December 31, 2009	December 31, 2010
(a) Serifos, Kithnos, Santorini, Paros, Naxos	32,140	**29,740**
(b) Milos, Amorgos, Kimolos, Syros, Mykonos	28,220	**25,420**
(c) Eton, Benmore and Ingram	18,384	**23,961**
(d) Tasman and Santon	13,817	**16,047**
(e) Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas, Kythira	48,865	**59,658**
(f) Andros, Dilos, Ios, Sifnos, Tinos	19,811	**34,228**
(g) Kassos, Tilos, Halki, Symi	25,300	**31,970**
(h) Aegean III, VIII, XII	12,500	**10,500**
(i) Blatoma	—	**2,844**
(j) Verbeke Bunkering	—	**3,446**
(k) Overdraft facility under senior secured credit facility dated 03/16/2009[1]	152,000	**180,000**
Total	351,037	**417,814**
Less: Current portion	(13,147)	**(74,896)**
Long-term portion	337,890	**342,918**

(a) On August 30, 2005, as amended, Serifos, Kithnos, Santorini, Paros and Naxos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $35,500 to partially finance the construction costs of vessels Serifos, Kithnos, Santorini, Paros, Naxos, respectively (five tranches of $7,100 each). Each tranche is available in seven advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments, with the first 30 being in the amount of $120 each and the remaining 10 being in the amount of $110 each, plus a balloon payment of $2,400 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.40% during each vessel's pre-delivery period and at LIBOR plus 1.30% during each vessel's post-delivery period. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.42%, 2.22% and 1.64%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.56% and 1.59%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $32,140 and $29,740, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of the current portion of long-term debt.

(b) On February 10, 2006, Milos, Amorgos, Kimolos, Syros and Mykonos, as co-borrowers, jointly and severally entered into a secured term loan with an international bank for an amount of $33,400 to partially finance the construction costs of vessels Milos, Amorgos, Kimolos, Syros, Mykonos, respectively (five tranches of $6,680 each). Each tranche is available in four advances, as defined in the loan agreement. Each tranche is repayable in 48 consecutive quarterly installments, with the first 47 being in the amount of $140 each and the last installment being in the amount of $100. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

On December 19, 2006, this facility was refinanced by a term loan (with identical terms and conditions) with the same bank under the 2006 Senior Secured Credit Facility.

The loan bears interest at LIBOR plus 1.15% plus additional compliance costs. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.97%, 1.61% and 1.44%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.42% and 1.40%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $28,220 and $25,420, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(c) On October 25, 2006, Eton, Benmore and Ingram, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $26,250 to partially finance the construction costs of vessels Patmos, Nisyros, Karpathos (three tranches of $8,750 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $3,750 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.30% before delivery of each vessel and at LIBOR plus 1.1875% after such vessel's delivery. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.60%, 1.99% and 1.59%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.38% and 1.77%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $18,384 and $23,961, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

(d) On October 27, 2006, Tasman and Santon, as co-borrowers, jointly and severally entered into a secured term loan with a Greek bank for an amount of $17,600 to partially finance the construction costs of vessels Kalymnos and Leros (two tranches of $8,800 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $154 each, plus a balloon payment of $2,640 payable together with the last installment. The first installment of each tranche is repayable three months after the date of delivery of the respective vessel.

The loan bears interest at LIBOR plus 1.15% on the principal amount repayable in quarterly installments (for each tranche: $6,160) and at LIBOR plus 1.25% on the principal amount repayable in a balloon payment (for each tranche: $2,640). During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.60%, 1.69% and 1.46%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.41% and 1.46%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $13,817 and $16,047, respectively.

(e) On October 30, 2006, Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $64,750 to partially finance the construction costs of vessels Kerkyra, Ithaki, Kefalonia, Paxoi, Zakynthos, Lefkas and Kythira (seven tranches of $9,250 each). Each tranche is available in five advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $125 each, plus a balloon payment of $4,250 payable together with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 1.15% before delivery of each vessel and at LIBOR plus 1.05% after such vessel's delivery. During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.22%, 1.96% and 1.71%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.34% and 1.76%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $48,865 and $59,658, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $100,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

(f) On July 5, 2007, Andros, Dilos, Ios, Sifnos and Tinos, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $37,560 to partially finance the construction costs of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15 (five tranches of $7,512 each). Each tranche is available in advances, as defined in the loan agreement. Each tranche is repayable in 40 consecutive quarterly installments in the amount of $187 each. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance.

The loan bears interest at LIBOR plus 0.90% before delivery of each vessel and at LIBOR plus 0.85% after such vessel's delivery.

On September 12, 2008, the Company amended the secured term loan which had entered into on July 5, 2007, for an amount of $37,560 with an international bank to partially finance the construction cost of vessels DN-3800-11, DN-3800-12, DN-3800-13, DN-3800-14 and DN-3800-15. This supplemental agreement increases the loan to an amount of $43,160. The loan is available in five tranches of $8,632 each. Each tranche is repayable in 40 consecutive quarterly installments of $216 each. The first installment of each tranche is repayable three months after the date of drawdown of the final advance.

The loan bears interest at LIBOR plus 1.00%. The loan is collateralized by a first priority mortgage over each of the vessels.

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 4.07%, 1.86% and 1.43%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.25% and 1.58%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $19,811 and $34,228, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $150,000; that minimum liquidity shall not be less than

$25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(g) On April 24, 2008, Kassos, Tilos, Symi, and Halki, as co-borrowers, jointly and severally entered into a syndicated secured term loan with an international bank for an amount of $38,800 to partially finance the construction costs of the vessels QHS-225, QHS-226, QHS-227 and QHS-228 (four tranches of $9,700 each). Each tranche is available in two advances, as defined in the loan agreement. Each tranche is repayable in 40 equal consecutive quarterly installments plus a balloon payment of $4,300 payable with the last installment. The first installment of each tranche is repayable three months after the date of drawdown of the respective delivery advance. The loan bears interest at LIBOR plus 1.15% and is secured by the first priority mortgage on the five vessels.

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.84%, 2.39% and 1.83%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.75% and 1.71%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $25,300 and $31,970, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one; that the current ratio shall not be less than 1.25-to-one and that cash and cash equivalents exceed 50% of all debts and interest becoming due in the next 12-month period, excluding working capital facilities and balloons.

(h) On July 8, 2008, the Company entered into a secured term loan facility with a Greek bank for an amount of $15,000. The facility is collateralized by a first priority mortgage over the vessels, Aegean III, Aegean VIII and Aegean XII and bears interest at LIBOR plus 1.25%. The loan is repayable in 20 equal consecutive quarterly installments plus a balloon payment of $5,000 payable with the last installment

During the years ended December 31, 2008, 2009 and 2010, the weighted average interest rate (including the margin) was 3.78%, 2.46% and 1.89%, respectively, while at December 31, 2009 and 2010, the interest rate (including the margin) was 1.75% and 1.84%, respectively. As of December 31, 2009 and 2010, the outstanding balance of the loan was $12,500 and $10,500, respectively.

The loan agreement contains financial covenants requiring the Company to ensure that market value adjusted net worth shall not be less than $175,000; that minimum liquidity shall not less than $25,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one.

(i) On April 1, 2010, the Company increased its long term debt due to the Verbeke Business acquisition by a loan agreement of an amount of €3,740,000 with a Belgian bank dated on March 22, 2004 to finance the construction of its vessel Texas. The interest rate is at 4.36%, was renewed on April 1, 2009 and is renewable every five years. As of December 31, 2010, the outstanding balance under this facility was $2,844 (€2,146,000).

(j) On April 1, 2010, the Company increased its long-term debt due to the Verbeke Bunkering acquisition by a loan agreement of an amount of €4,000,000 with a Belgian bank dated on February 25, 2009. The facility bears interest of EURIBOR plus 2.5%. During the year ended December 31, 2010 and after the acquisition date of the Verbeke Business, the weighted average interest rate (including the margin) was 3.51%, while at December 31, 2010, the interest rate (including the margin) was 3.51%. As of December 31, 2010, the outstanding balance under this facility was $3,446 (€2,600,000)

(k) On March 16, 2009, the Company renewed retroactively from February 1, 2009, for a period of two years, until January 30, 2011, the senior secured syndicated revolving guarantee and letter of credit facility that was signed on September 30, 2008. The amount of the facility was up to $1,000,000, for working capital and general corporate purposes. The renewed facility had a committed amount of up to $250,000 consisting of a guarantee and/or letter of credit line in an amount of up to $147,500 and a cash advance limit in an amount of up to $208,000 on March 31, 2009. The facility bears interest at LIBOR plus 2.50%, while documentary and standby letters of credit are subject to commissions of 0.75% and 1.50%, respectively. The loan agreement contains financial covenants requiring the Company to ensure that book net worth shall not be less than $175,000; that minimum liquidity shall not be less than $25,000 held with the lender at the end of each month with average minimum daily free liquidity of $10,000; that the ratio of total liabilities to total assets shall not exceed 0.65-to-one and that the Company's interest coverage ratio is always higher than 1.3. As of December 31, 2010, the outstanding balance of the loan was $180,000, $55,000 of which have been reclassified to current portion since the renewal of the above agreement for an additional two-year period, committed on

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

March 3, 2011, and described in the subsequent events, has a committed amount of up to $125,000.

As of December 31, 2010, the outstanding vessel-financing loans are generally collateralized as follows:

- First priority assignment of the shipbuilding contracts and first priority mortgages over the vessels (when completed);
- Assignments of insurance and earnings of the mortgaged vessels (when completed);
- An undertaking from the vessels' manager.

The vessel-financing loan agreements contain ship finance covenants including restrictions as to changes in management and ownership of the vessels, additional indebtedness and mortgaging of vessels without the bank's prior consent as well as minimum requirements regarding the ratio of the market value of the relevant vessel to the outstanding loan amount and the ratio of the insured amount of the relevant vessel to the outstanding loan amount. In addition, the borrowing companies and/or their managers must maintain working capital accounts with the lending banks, as defined in the loan agreements. Furthermore, the vessel-owning subsidiary companies are not permitted to pay any dividends without the lenders' prior consent. The vessel-owning subsidiary companies with outstanding loans had restricted net assets amounting to $(5,154) and $(19,768), as of December 31, 2009 and 2010, respectively.

As of December 31, 2010, all of the Company's vessels-under-construction as well as newly-completed vessels, having a total carrying value of $343,492, have been provided as collateral to secure the long-term debt discussed above.

Total interest incurred on long-term debt for the years ended December 31, 2008, 2009 and 2010 amounted to $5,384, $8,366 and $9,011, respectively, (Note 17) and is included in interest and finance costs in the accompanying consolidated statements of income. Accrued interest expense on long-term debt as of December 31, 2009 and 2010 amounted to $318 and $831, respectively, and is included in accrued and other current liabilities in the accompanying consolidated balance sheets.

The total amount available under the Company's long-term debt agreements was $21,481 as of December 31, 2010.

As of December 31, 2010, the Company was in compliance with all financial covenants on all its loans.

The annual principal payments required to be made after December 31, 2010, are as follows:

	Amount
2011	74,896
2012	20,134
2013	149,628
2014	17,333
2015	17,028
2016 and thereafter	138,795
	417,814

15. COMMITMENTS AND CONTINGENCIES:

(a) *Long-term Supply Contracts:* On December 3, 2004, the Company signed an eight-year Fuel Purchase Agreement with a government refinery in Jamaica for the supply of mainly MFO and MGO at a price equal to average PLATTS prices plus a margin. The contract stipulates that the Company and refinery are not required to transact for more than a maximum quantity of marine fuel per month; however, by mutual agreement, the maximum quantity per month may be revised upwards. Invoices become due thirty calendar days from the date of delivery. Interest on overdue payments accrues at a rate equal to the local overdraft rate in Jamaica. This agreement expires on December 31, 2012.

On April 1, 2005, the Company signed a ten-year Marine Fuel Supply Service Agreement with the Greek Subcontractor (refer to Note 4).

(b) *Lease Commitments:* The Company leases certain property under operating leases, which require the Company to pay maintenance, insurance and other expenses in addition to annual rentals. The minimum annual payments under all noncancelable operating leases at December 31, 2010 are as follows:

2011	7,360
2012	13,163
2013	13,160
2014	13,097
2015	13,097
Thereafter	254,467
Total minimum annual payments under all noncancelable operating leases	314,344

Rent expense under operating leases was $1,108, $1,237 and $1,897 for the years ended December 31, 2008, 2009 and 2010, respectively.

(c) *Standby Letters of Credit:* In the normal course of business, for certain suppliers, under certain long-term supply contracts, or under certain long-term construction contracts, the Company is required to post standby letters of credit in order to secure lines of credit. As of December 31, 2010, the total outstanding standby letters of credit amounted to $141,931. The Company has not defaulted on payment of any of its accounts payable so as to cause any of the issuers of the standby letters of credit to settle the Company's accounts payable on the Company's behalf. All the standby letters of credit expire during 2011. The Company expects to extend the validity date of these instruments throughout the duration of the Company's contractual or operating relationships with the respective suppliers.

(d) *Letters of Guarantee:* Under the Singapore law, the Company is are required to issue letters of guarantee for payroll taxes of crew members during their employment. The guarantee extends for the duration of the employment and the Company is required to pay only if the crew member does not meet individual tax obligations. The Company currently does not believe it will be required to make a payment under these guarantees and accordingly has not recorded any liability. The maximum amount the Company could be required to pay as of December 31, 2010 is $582 (or SIN$751) which is maintained in fixed deposits and presented in the prepayments and other current assets in the accompanying consolidated balance sheets.

(e) *Environmental and Other Liabilities:* The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the Company's exposure. Currently, management is not aware of any such claims or contingent liabilities for which a provision should be established in the accompanying consolidated financial statements. The Company's Protection and Indemnity ("P&I") insurance policies cover third-party liability and other expenses related to injury or death of crew, passengers and other third parties, loss or damage of cargo, claims arising from collisions with other vessels, damage to other third-party property, and pollution arising from oil or other substances. The Company's coverage under the P&I insurance policies, except for pollution, are unlimited. Coverage for pollution is $1 billion per vessel per incident.

(f) *Legal Matters:* In November 2005, an unrelated party filed a declaratory action against one of the Company's subsidiaries before the First Instance Court of Piraeus, Greece. The plaintiff asserted that he was instrumental in the negotiation of the Company's eight-year Fuel Purchase Agreement with a government refinery in Jamaica and sought a judicial affirmation of his alleged contractual right to receive a commission of $1.00 per metric ton over the term of the contract. In December 2008, the First Instance Court of Piraeus dismissed the plaintiff's action. While the plaintiff's action was pending in Greece, the plaintiff commenced a new action involving the same cause of action before the Commercial Court of Paris, France, which dismissed that action in June 2009. Plaintiff's appeal of the dismissal was denied by the Paris Court of Appeal in February 2010. The Company does not believe that the outcome of this lawsuit will have a material effect on the Company.

In January 2010, a former director of our Ghanaian subsidiary and a company controlled by him, commenced an action in Ghana against two of our subsidiaries for alleged wrongful termination of such director's directorship and deprivation of an opportunity to hold 70% shares in an oil trading company and 30% shares in a shipping agency allegedly agreed to be formed by the parties. The plaintiffs are seeking a payment of approximately $7,000 and damages for breach of trust, extreme mental anguish, pain and suffering, and loss of earnings. The Company believes that the plaintiffs's claims are unwarranted and that the outcome of this litigation will have no material effect on the Company.

Various claims, suits, and complains, including those involving government regulations and product liability, arise in the ordinary course of business. In addition, losses may arise from disputes with charterers and agents and insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities or for which a provision should be established in the accompanying consolidated financial statements.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

16. OTHER OPERATING EXPENSES:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2008	2009	**2010**
Bunkering tanker voyage expenses	2,020	2,541	**4,152**
Bunkering tanker insurance	1,920	2,415	**3,286**
Bunkering tanker repairs and maintenance	4,417	3,275	**3,281**
Bunkering tanker spares and consumable stores	2,747	4,468	**5,560**
Bunkering tanker consumption of marine petroleum products	17,796	13,673	**25,125**
Bunkering tanker hire charges	—	—	**8,430**
Bunkering tanker other operating expenses	3,097	20,646	**13,242**
Cargo transportation	12,661	5,987	**12,343**
Provision for doubtful accounts	(27)	437	**(447)**
Storage costs	4,044	2,971	**4,803**
Port and related expenses	4,403	4,713	**6,719**
General and administrative	10,723	14,703	**15,864**
Broker commissions	2,396	2,489	**3,524**
Other	6,960	1,174	**3,388**
Total	73,157	79,492	**109,270**

17. INTEREST AND FINANCE COSTS:

The amounts in the accompanying consolidated statements of income are analyzed as follows:

	Year Ended December 31,		
	2008	2009	**2010**
Interest on long-term debt (Note 14)	5,384	8,366	**9,011**
Interest on short-term borrowings (Note 13)	7,495	930	**3,639**
Amortization of financing fees (Note 11)	830	676	**861**
Bank commissions, commitment fees and other charges	1,536	1,826	**4,416**
Interest on lease payments	—	231	**325**
Capitalized interest (Note 7)	(2,868)	(1,774)	**(901)**
Total	12,377	10,255	**17,351**

18. CAPITAL LEASES:

The Company leases Barge PT 22 under a capital lease. The annual future minimum lease payments under the capital lease of Barge PT 22, together with the present value of the net minimum lease payments required to be made after December 31, 2010, are as follows:

	Amount
2011	1,262
2012	1,262
2013	1,262
2014	421
Total minimum lease payments	4,207
Less: imputed interest	(525)
Present value of minimum lease payments	3,682
Current portion of capitalized lease obligations	1,004
Long-term capitalized lease obligations	$2,678

19. EQUITY INCENTIVE PLAN:

The Company measures stock-based compensation cost at grant date, based on the estimated fair value of the award which is determined by the closing price of the Company's common stock traded on the NYSE on the grant date, and recognizes the cost as expense on a straight-line basis (net of estimated forfeitures) over the vesting period. The expense is recorded in salaries, wages and related costs in the accompanying consolidated statements of income. Aegean is incorporated in a non-taxable jurisdiction and accordingly, no deferred tax assets are recognized for these stock-based incentive awards.

On November 2, 2006, the Company's Board of Directors adopted the 2006 Equity Incentive Plan ("2006 Plan"), under which the Company's officers, key employees and directors are eligible to receive stock-based incentive awards including restricted stock, restricted stock units (with or without dividend equivalents), unrestricted stock, at-the-money non-qualified stock options and stock appreciation rights. The 2006 Plan is administered by the Compensation Committee of the Company's board of directors and the aggregate number of shares of common stock reserved under this plan is 4,053,500. The Company's board of directors may terminate the 2006 Plan at any time. The 2006 Plan expires ten years from the date of adoption.

All grants of restricted stock issued under the 2006 Plan are subject to accelerated vesting upon certain circumstances set forth in the 2006 Plan.

The following table summarizes the status of the Company's non-vested shares outstanding for the years ended December 31, 2009 and 2010:

	Unvested Restricted Stock	Weighted Average Grant Date Market Price
At December 31, 2008	297,695	27.12
Granted	564,109	17.97
Vested	(465,695)	22.33
Forfeited	(10,500)	21.54
At December 31, 2009	385,609	24.03
Granted	211,250	25.61
Vested	(127,116)	21.16
Forfeited	(3,033)	25.14
At December 31, 2010	**466,710**	**25.52**

Total compensation cost of $3,459 and $4,084 was recognized and included under salaries, wages and related costs in the accompanying consolidated statements of income for the years ended December 31, 2009 and 2010, respectively.

As of December 31, 2010, there was $6,528 of total unrecognized compensation cost related to non-vested share-based compensation awards. This unrecognized compensation cost at December 31, 2010, is expected to be recognized as compensation expense over a weighted average period of 2.7 years as follows:

	Amount
2011	2,938
2012	2,064
2013	999
2014	527
	6,528

20. COMMON STOCK, TREASURY STOCK AND ADDITIONAL PAID-IN CAPITAL:

Authorized Capital

Aegean was formed on June 6, 2005, under the laws of the Marshall Islands. Aegean's authorized common and preferred stock since inception consisted of 100,000,000 common shares (all in registered form), par value $0.01 per share and 25,000,000 preferred shares (all in registered form), par value $0.01 per share. The holders of the common shares are entitled to one vote on all matters submitted to a vote of stockholders and to receive all dividends, if any. The Company's board of directors shall have the authority to establish such series of preferred stock and with such designations, preferences and relative, participating, optional or special rights and qualifications, limitations or restrictions as shall be stated in the resolutions providing for the issue of such preferred stock.

Share Issuance and Repurchase

On June 8, 2005, Aegean issued 30,472,827 common shares (as restated for the split-ups of common stock, described below), with a $0.01 par value per share, to Leveret and Leveret contemporaneously contributed its direct and indirect ownership in the companies described in Note 1 to Aegean.

On October 3, 2005, Aegean acquired from Leveret 8% of the total then-issued and outstanding common stock of Aegean, representing the entire interests in Leveret of members of Mr. Dimitris Melisanidis' family (other than Mr. Melisanidis himself) for a price of $35,000. Those shares were cancelled upon repurchase, in accordance with a resolution of the board of directors of Aegean. The repurchased shares represented the entire beneficial ownership of those members of Mr. Melisanidis' family. The excess of the purchase price over the par value of the acquired shares is reflected first as a deduction from additional paid-in capital and, upon exhaustion of the balance of additional paid-in capital, as a deduction from retained earnings.

Initial Public Offering

In December 2006, the Company completed its initial public offering in the United States under the United States Securities Act of 1933, as amended. In this respect, 14,375,000 shares of common stock at par value $0.01 were issued for $14.00 per share. The proceeds of the initial public offering, net of underwriting commissions of $14,088, and net of offering expenses of $1,953, amounted to $185,209.

Public Offering

On January 27, 2010, the Company completed a public offering in the United States under the United States Securities Act. In this respect, 4,491,900 shares of common stock at par value $0.01 were issued for $32.75 per share. The proceeds of the public offering, net of underwriting commissions of $7,355 and net of issuance cost of $707 amounted to $139,047.

Treasury Stock

On May 17, 2010, the Company's Board of Directors approved a plan to purchase 1,000,000 shares from Mr. Dimitris Melisanidis. These shares were purchased on May 21, 2010, for an aggregate purchase price of $24,680, which has been recorded as Treasury Stock in the consolidated balance sheet as of December 31, 2010.

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

Preferred Share Purchase Rights

In August 2009, the Company authorized and declared a dividend distribution of one preferred share purchase right (a "Right") on each outstanding share of its common stock. The dividend distribution was made to shareholders of record as of August 14, 2009. The rights will become exercisable and trade separately from the common stock upon the earlier of (i) ten days following the public announcement or disclosure that a person or group (an "Acquiring Person") has acquired beneficial ownership, or obtained the right to acquire, 15 percent or more of the outstanding common stock or (ii) ten business days following the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in such a group or person becoming an Acquiring Person. In such circumstances, each right entitles shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at a purchase price of $100.00 per share. In the event that the rights are triggered, shareholders of record will be able to exercise each right to receive, upon payment of the exercise price, shares of common stock having a market value equal to twice the exercise price. An Acquiring Person will not be entitled to exercise any rights. As of December 31, 2010, no such events had occurred, and no rights have been exercised.

Dividends

The Company declared and paid dividends of $1,711, $1,719 and $1,878 during the years ended December 31, 2008, 2009 and 2010, respectively.

Capital Contributions

The amounts presented in the accompanying consolidated balance sheets as additional paid-in capital comprise (i) payments made by the stockholders at various dates to finance vessel acquisitions in excess of the amounts of bank loans obtained and advances for working capital, (ii) the estimated value of certain incidental employee services provided to the Company by certain related companies for no consideration, (iii) an allocation of costs for office services historically shared with and the use of office equipment owned by related companies, and (iv) the difference between the par value of the shares issued in the initial public offering in December 2006 and the net proceeds obtained for those shares.

21. EARNINGS PER COMMON SHARE:

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the granting of non-vested share-based compensation awards (refer to Note 19), for which the assumed proceeds upon grant are deemed to be the amount of compensation cost attributable to future services and not yet recognized using the treasury stock method, to the extent dilutive.

Non-vested share-based payment awards that contain rights to receive non forfeitable dividends or dividend equivalents (whether paid or unpaid) and participate equally in undistributed earnings are participating securities, and thus, are included in the two-class method of computing earnings per share. This method was adopted on January 1, 2009 and was applied retroactively to all periods presented.

The components of the calculation of basic earnings per common share and diluted earnings per common share are as follows:

	Year Ended December 31,		
	2008	2009	**2010**
Basic and diluted income	$39,915	$48,525	**$18,733**
Less: Dividends declared and undistributed earnings allocated to unvested shares	—	(386)	**(171)**
Basic and diluted income available to common stockholders	$39,915	$48,139	**$18,562**
Basic weighted average number of common shares outstanding	42,497,450	42,579,187	**46,295,973**
Add: Dilutive effect of non-vested shares	128,351	65,261	**149,526**
Diluted weighted average number of common shares outstanding	42,625,801	42,644,448	**46,445,499**
Basic earnings per common share	$ 0.94	$ 1.13	**$ 0.40**
Diluted earnings per common share	$ 0.94	$ 1.13	**$ 0.40**

22. INCOME TAXES:

The Company operates through its subsidiaries, which are subject to several tax jurisdictions, as follows:

a) Marshall Islands

The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains.

b) Republic of Liberia

The principal operating entity of the Company, AMP, is incorporated in the Republic of Liberia. Under regulations promulgated by the Liberian Ministry of Finance, because AMP is considered a non-resident domestic corporation, it is not required to pay any tax or file any report or return with the Republic of Liberia in respect of income derived from its operations outside of the Republic of Liberia. The Liberian Ministry of Justice has issued an opinion that these regulations are valid.

c) Greece

AMP has a branch office established in Greece. Under the laws of Greece, and in particular Greek Law 3427/2005 which amended, replaced and supplemented provisions of Law 89/1967 as of January 1, 2006, AMP is taxed on a cost plus basis (5%) on expenses incurred by its branch office in Greece. Furthermore, AMP is exempt from Greek income tax, as well as any other tax, charge or contribution in favor of the Greek State or any third party, on income derived from all its transactions worldwide in petroleum products, lubricants and similar commodities, the object of which lies outside of Greece.

d) United States

A foreign corporation which is engaged in a trade or business in the United States will be subject to corporate income tax and branch profits tax at a combined rate of up to 54.5% on its income which is effectively connected with its United States trade or business, or Effectively Connected Income.

Income from the sale of inventory property outside the United States by a foreign corporation will be treated as Effectively Connected Income if the corporation has a fixed place of business in the United States to which such income is attributable, unless (1) the property is sold for use, consumption or disposition outside the United States, and (2) the taxpayer has a fixed place of business in a foreign country which materially participates in the sale.

While the Company has a place of business in the United States, the Company believes that none of its income would be treated as Effectively Connected Income under the rules discussed above. Specifically, the Company anticipates that (1) all of its sales of petroleum products will occur outside the United States; (2) such products will be sold for use, consumption or disposition outside the United States, and (3) one of the Company's foreign offices will materially participate in such sales. Therefore, the Company anticipates that none of its income will be subject to United States federal income tax on a net basis.

e) Belgium

The Company has trade activities in Belgium through its subsidiary BAS and its new acquisition of the Verbeke Business (Note 3), both incorporated in Belgium and subject to Belgian income taxes.

The components of the BAS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,	
	2009	**2010**
Current tax expense	(30)	**(90)**
Deferred tax benefit	768	**1,450**
Income tax benefit	738	**1,360**
Effective tax rate	(67.71%)	**(40.33%)**

The reconciliation between the statutory tax benefit in Belgium on income of BAS from continuing operations to the income tax benefit recorded in the financial statements is as follows:

	Year Ended December 31,	
	2009	**2010**
Income tax on loss before tax at statutory rate	862	**1,386**
Effect of permanent differences	(124)	**(26)**
Total tax benefit	738	**1,360**

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax asset are as follows:

	Year Ended December 31,	
	2009	**2010**
Deferred tax assets:		
Carryforward of notional interest deduction	38	**35**
Tax carryforward losses	234	**1,725**
Investment tax incentive	496	**458**
Total deferred taxes, net	768	**2,218**

The components of the Verbeke Business' (expense)/benefit for income taxes are as follows:

	Year Ended December 31,	
	2009	**2010**
Current tax expense	—	**(1,805)**
Deferred tax expense	—	**(85)**
Income tax expense	—	**(1,890)**
Effective tax rate	—	**31.85%**

(Expressed in thousands of U.S. dollars—except share and per share data, unless otherwise stated)

The reconciliation between the statutory tax expense in Belgium on income of Verbeke from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,	
	2009	**2010**
Income tax on profit before tax at statutory rate	—	**(1,902)**
Effect of permanent differences	—	**12**
Total tax expense	—	**(1,890)**

Deferred income taxes are the result of provisions of the tax laws that either require or permit certain items of income or expense to be reported for tax purposes in different periods than they are reported for financial reporting. The tax effects of temporary differences that give rise to the deferred tax liability are as follows:

	Year Ended December 31,	
	2009	**2010**
Deferred tax liabilities:		
Revaluation of Verbeke fixed assets	—	**2,669**
Total deferred taxes, net	—	**2,669**

In the accompanying balance sheets, the deferred income tax assets are included in the current assets by the amount of $170 and $0, and in the non-current assets by the amount of $598 and $2,218 for the years ended December 31, 2009 and 2010 respectively. Deferred tax liabilities are presented in the non-current liabilities by the amount of $0 and $2,669 as at December 31, 2009 and 2010 respectively. Of the $2,218 income tax benefit at December 31, 2010 that are carryforwards, the $35 will expire in 2017, if unused. The remaining balance does not expire. As of and for the year ended December 31, 2010, the Company has not recorded a valuation allowance.

f) Canada

In July 2008, the Company completed the acquisition of ICS, a marine fuel logistics company incorporated in Canada. ICS is subject to Canadian income taxes.

The components of ICS's (expense)/benefit for income taxes are as follows:

	Year Ended December 31,	
	2009	**2010**
Current tax expense	(891)	**(1,631)**
Deferred tax expense	—	**—**
Income tax provision	(891)	**(1,631)**
Effective tax rate	25.11%	**16.68%**

The reconciliation the statutory tax expense in Canada on income from continuing operations to the income tax expense recorded in the financial statements is as follows:

	Year Ended December 31,	
	2009	**2010**
Income tax on profit before tax at statutory rate	(822)	**(2,631)**
Effect of permanent differences	(69)	**1,000**
Total tax expense	(891)	**(1,631)**

g) Other

Generally, under the laws of the countries of the vessel-owning companies' and the Manager's incorporation and/or vessels' registration, the vessel-owning companies and the Manager were not subject to tax on shipping income. However, the vessel-owning companies are subject to registration and tonnage taxes, which have been included in other operating expenses in the accompanying consolidated statements of income.

The Company adopted the provisions of ASC 740-10-25, "Accounting for Uncertainty in Income Taxes," on January 1, 2007. At December 31, 2010, the Company does not have any uncertain tax filing positions. As a result, the Company has included all of its tax benefits in its disclosure of future income tax assets and liabilities, as discussed above. There are no significant changes to this assessment of uncertain tax filing positions anticipated within the next 12 months.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense. During the years ended December 31, 2009 and 2010, the Company did not recognize any interest or penalties.

The Company files income tax returns in the Canadian federal jurisdiction and various provincial jurisdictions, as well as the Belgian federal jurisdiction. In the normal course of business, the Company is subject to examination by taxing authorities. Open tax years in Canada range from 2007 to 2010, while open tax years in Belgium range from 2004 to 2010. However, upon examination in subsequent years, if net operating loss carryforwards and tax credit carryforwards are utilized, the Canadian and Belgian jurisdictions can reduce net operating loss carryforwards and tax credit carryforwards utilized in the year being examined if they do not agree with the carryforward amount. As of December 31, 2010, the Company was not under audit in the Canadian or Belgian taxing jurisdictions.

23. BUSINESS SEGMENTS AND GEOGRAPHICAL INFORMATION:

The Company is primarily a physical supplier in the downstream marine petroleum products industry. Marine petroleum products mainly consist of different classifications of marine fuel oil, marine gas oil and lubricants.

The Company cannot and does not identify expenses, profitability or other financial performance measures by type of marine petroleum product supplied, geographical area served, nature of services performed or on anything other than on a consolidated basis (although the Company is able to segregate revenues on these various bases). As a result, management, including the chief operating decision maker, reviews operating results on a consolidated basis only. Therefore, the Company has determined that it has only one operating segment.

The Company is domiciled in the Marshall Islands but provides no services in that location. It is impracticable to disclose revenues from external customers attributable to individual foreign countries because where the customer is invoiced is not necessarily the country of domicile. In addition, due to the nature of the shipping industry, where services are provided on a worldwide basis, the country of domicile of the customer does not provide useful information regarding the risk that this disclosure is intended to address.

The Company's long-lived assets mainly consist of bunkering tankers, which are positioned across the Company's existing territories and which management, including the chief operating decision maker, reviews on a periodic basis and reposition among the Company's existing or new territories to optimize the vessel per geographical territory ratio. The Company's vessels operate within or outside the territorial waters of each geographical location and, under international law, shipping vessels usually fall under the jurisdiction of the country of the flag they sail. The Company's vessels are not permanently located within particular territorial waters and the Company is free to mobilize all its vessels worldwide at its own discretion.

24. SUBSEQUENT EVENTS:

Renewal of Loan Agreement. On March 03, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009 as described in Note 13 "Short-term borrowings." The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

Sale of Vessel. On March 5, 2011, the Company completed the sale and delivered the Aegean VII, a 3,728 dwt single-hull bunkering tanker, to a third-party purchaser. The vessel was sold for $400, resulting in a loss of $20.

New Market Operations. On March 13, 2011, the Company commenced physical supply operations in Cape Verde, an archipelago of 10 islands located off the coast of Western Africa, upon entering into a strategic co-operation with Enacol, an energy company based in Cape Verde. The Company currently operates our double-hull bunkering tanker, Dilos in the area.

Renewal of Loan Agreement. On February 25, 2011, the Company renewed retroactively from February 1, 2011, the senior secured syndicated revolving credit and letter of credit facility that was signed on March 16, 2009 as described in Note 13 "Short-term borrowings." The facility expires on January 30, 2013 and has a credit limit of up to $210,000 consisting of a committed amount of up to $125,000 and an uncommitted amount of up to $85,000. The facility bears interest at LIBOR plus 3.00%, while documentary and standby letters of credit are subject to commissions of 0.70% and 1.60%, respectively.

Delivery of Newbuilding. On March 28, 2011, the Company took delivery of the Tilos, a 6,263 dwt double hull bunkering tanker newbuilding from the Qingdao Hyundai Shipyard in China. The cost of construction of the vessel was $11,823. The Tilos is deployed in the Company's service center in Singapore.

On March 30, 2011, the Company renewed the revolving overdraft credit facility as described in Note 13 "Short-term borrowings." The facility expires on March 1, 2012 and has a credit limit of up to $10,000. The amended facility bears interest at LIBOR plus 5.50%, is secured by, among other things, a first priority mortgage over each of the vessels Aegean Ace, Aegean Champion and Aegean Sara.

Decline in Share Price. Subsequent to the balance sheet date but before issuance of the auditor's report the Company's share price declined such that the market capitalization is now lower than the consolidated net book value. The Company considers this to be a possible indicator of impairment of goodwill, and will perform an interim test for impairment in the near future.



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Corporate Information

Senior Officers

E. Nikolas Tavlarios
President

Spyridon Fokas
General Counsel, Corporate Secretary and Director

Spyros Gianniotis
Chief Financial Officer

Dimitris Melisanidis
Head of Corporate Development

Gregory Robolakis
General Manager
Aegean Marine Petroleum S.A.

Apostolos Rizakos
Managing Director
Aegean Marine Petroleum S.A.

Nick Hondos
General Manager
Aegean Bunkering Services Inc.

Board of Directors

Peter C. Georgiopoulos, Chairman
Chairman
General Maritime Corporation
Chairman
Genco Shipping & Trading Limited
Chairman
Baltic Trading Limited

Spyridon Fokas
General Counsel, Corporate Secretary and Director
Aegean Marine Petroleum Network Inc.

George Konomos(2)(3)
Principal
Latigo Partners

Konstantinos Koutsomitopoulos(1)(2)
Independent Consultant

Yannis N. Papanicolaou(1)(3)
Independent Consultant

Abel L. Rasterhoff(1)(2)(3)
Director
Capital Product Partners LP

John P. Tavlarios
President
General Maritime Corporation

(1) Compensation Committee
(2) Nominating and Corporate Governance Committee
(3) Audit Committee

Corporate Offices

Aegean Marine Petroleum Network Inc.
10 Akti Kondili
Piraeus 18545, Greece
Tel: +30 210 458-6200
www.ampni.com

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5665
www.ampni.com

Stock Listing

Aegean Marine Petroleum Network Inc.'s common stock is traded on the New York Stock Exchange under the symbol ANW.

Transfer Agent

Computershare Trust Company, Inc.
350 Indiana Street, Suite 800
Golden, Colorado 80401
Tel: (303) 262-0600

Legal Counsel

Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: (212) 574-1200

Independent Auditors

Deloitte Hadjipavlou Sofianos & Cambanis S.A.,
Member of Deloitte Touche Tohmatsu
250-254 Kifissias Avenue, Halandri
Athens 15231, Greece
Tel: +30 210 678-1100

Investor Relations Contacts

Aegean Marine Petroleum Network Inc.
299 Park Avenue, 2nd Floor
New York, New York 10171
Tel: (212) 763-5637
investor@ampni.com

Annual Meeting

Aegean Marine Petroleum Network Inc. will conduct its Annual Meeting at the offices of Kramer Levin Naftalis & Frankel LLP, 1177 Avenue of the Americas, New York, New York on May 12th, 2011 at 11:15 a.m. EST.

Annual Report Design by Curran & Connors, Inc. / www.curran-connors.com

Aegean Marine Petroleum Network Inc.
10 Akti Kondili, Piraeus 18545, Greece
Tel: +30 210 458-6200 www.ampni.com